                                                                    EXHIBIT 99.2

                            TOWER SEMICONDUCTOR LTD.
                                 AND SUBSIDIARY
                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2006

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                        PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                  F-1

BALANCE SHEETS                                                           F-2

STATEMENTS OF OPERATIONS                                                 F-3

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                            F-4

STATEMENTS OF CASH FLOWS                                                 F-5

NOTES TO FINANCIAL STATEMENTS                                         F-6-F-75

                                                    Brightman Almagor
                                                    1 Azrieli Center
                                                    Tel Aviv 67021
                                                    P.O.B. 16593, Tel Aviv 61164
                                                    Israel

                                                    Tel: +972 (3) 608 5555
                                                    Fax: +972 (3) 609 4022
                                                    info@deloitte.co.il
                                                    www.deloitte.com

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO BOARD OF DIRECTORS AND THE SHAREHOLDERS OF
TOWER SEMICONDUCTOR LTD.

We have audited the accompanying consolidated balance sheets of Tower
Semiconductor Ltd. and subsidiary ("the Company") as of December 31, 2006 and
2005, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the
Company and subsidiary as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in accordance with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of
America. The effect of the application of the latter on the financial position, results of operations and cash flows as of the dates and for the years presented is summarized in Note 19.

/s/ BRIGHTMAN ALMAGOR & CO.
BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
February 7, 2007

                                     F - 1

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (dollars in thousands, except share data and per share data)

                                                                                                          AS OF DECEMBER 31,
                                                                                                      --------------------------
                                                                                          NOTE           2006            2005
                                                                                        ---------     ---------        ---------

A S S E T S

    CURRENT ASSETS
       CASH AND CASH EQUIVALENTS                                                                      $  39,710        $   7,337
       SHORT-TERM INTEREST-BEARING DEPOSITS                                                               1,230                -
       DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS                                               -           31,661
       TRADE ACCOUNTS RECEIVABLE:                                                            13
          RELATED PARTIES                                                                                13,625            5,309
          OTHERS                                                                                         17,873           11,467
       OTHER RECEIVABLES                                                                      3           5,425            9,043
       INVENTORIES                                                                            4          41,101           24,376
       OTHER CURRENT ASSETS                                                                               1,473            1,048
                                                                                                      ---------        ---------
             TOTAL CURRENT ASSETS                                                                       120,437           90,241
                                                                                                      ---------        ---------

    PROPERTY AND EQUIPMENT, NET                                                               5         532,954          510,645
                                                                                                      ---------        ---------

    INTANGIBLE ASSETS, NET                                                                    6          44,981           61,441
                                                                                                      ---------        ---------

    OTHER ASSETS , NET                                                                                    1,346           16,359
                                                                                                      =========        =========

             TOTAL ASSETS                                                                             $ 699,718        $ 678,686
                                                                                                      =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       CURRENT MATURITIES OF LONG-TERM DEBT                                                   8       $       -        $  21,103
       CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                                           9           6,632            6,453
       TRADE ACCOUNTS PAYABLE                                                                            55,128           59,741
       OTHER CURRENT LIABILITIES                                                              7          22,096            8,972
                                                                                                      ---------        ---------
             TOTAL CURRENT LIABILITIES                                                                   83,856           96,269

    LONG-TERM DEBT FROM BANKS                                                                 8         356,947          497,000

    CONVERTIBLE DEBENTURES                                                                    9          62,175           19,358

    LONG-TERM CUSTOMERS' ADVANCES                                                           11A          46,042           59,621

    OTHER LONG-TERM LIABILITIES                                                              10          17,708           11,012
                                                                                                      ---------        ---------
             TOTAL LIABILITIES                                                                          566,728          683,260
                                                                                                      ---------        ---------

    CONVERTIBLE DEBENTURES                                                                    9               -           25,493
                                                                                                      ---------        ---------

    SHAREHOLDERS' EQUITY (DEFICIT)
       ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
          800,000,000 AND 500,000,000 SHARES, RESPECTIVELY;
          ISSUED 102,052,767 AND 68,232,056 SHARES, RESPECTIVELY                        11A, 12          24,187           16,548
       ADDITIONAL PAID-IN CAPITAL                                                       11A, 12         564,580          522,237
       CAPITAL NOTES                                                                        12C         176,401                -
       EQUITY COMPONENT OF CONVERTIBLE DEBENTURES AND CUMULATIVE
          STOCK BASED COMPENSATION                                                            9          23,576              (26)
       ACCUMULATED DEFICIT                                                                             (646,682)        (559,754)
                                                                                                      ---------        ---------
                                                                                                        142,062          (20,995)
       TREASURY STOCK, AT COST - 1,300,000 SHARES                                           12D          (9,072)          (9,072)
                                                                                                      ---------        ---------
             TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                                       132,990          (30,067)
                                                                                                      =========        =========

             TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                               $ 699,718        $ 678,686
                                                                                                      =========        =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     F - 2

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands, except share data and per share data)

                                                                                       YEAR ENDED DECEMBER 31,
                                                                            --------------------------------------------
                                                                Note           2006            2005             2004
                                                              ---------     ---------        ---------        ---------

REVENUES                                                          13
     SALES                                                                  $ 187,438        $  93,991        $ 124,111
     REVENUES RELATED TO A JOINT DEVELOPMENT AGREEMENT         11B(2)               -            8,000            1,944
                                                                            ---------        ---------        ---------
                                                                              187,438          101,991          126,055

COST OF SALES                                                                 267,390          238,358          228,410
                                                                            ---------        ---------        ---------

        GROSS LOSS                                                            (79,952)        (136,367)        (102,355)
                                                                            ---------        ---------        ---------

OPERATING COSTS AND EXPENSES

     RESEARCH AND DEVELOPMENT                                                  14,984           16,029           17,053
     MARKETING, GENERAL AND ADMINISTRATIVE                                     24,512           17,418           21,297
                                                                            ---------        ---------        ---------

                                                                               39,496           33,447           38,350
                                                                            =========        =========        =========

        OPERATING LOSS                                                       (119,448)        (169,814)        (140,705)

FINANCING EXPENSE, NET                                             14         (48,148)         (35,651)         (29,745)

GAIN ON DEBT RESTRUCTURING                                     11A(6)          80,071                -                -

OTHER INCOME, NET                                                  15             597            2,383           32,682
                                                                            ---------        ---------        ---------

              LOSS FOR THE YEAR                                             $ (86,928)       $(203,082)       $(137,768)
                                                                            =========        =========        =========

BASIC LOSS PER ORDINARY SHARE

     LOSS PER SHARE                                                         $   (1.05)       $   (3.06)       $   (2.13)
                                                                            =========        =========        =========

     WEIGHTED AVERAGE NUMBER OF ORDINARY
        SHARES OUTSTANDING - IN THOUSANDS                                      82,581           66,371           64,717
                                                                            =========        =========        =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     F - 3

                            TOWER SEMICONDUCTOR LTD.
             STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
          (dollars in thousands, except share data and per share data)

                                                                                                                               EQUITY
                                                                                                                              COMPONENT
                                                                                                                                 OF
                                                                                                                             CONVERTIBLE
                                                                                                      PROCEEDS               DEBENTURES
                                                                                                         ON                      AND
                                                           ORDINARY SHARES            ADDITIONAL      ACCOUNT OF             CUMULATIVE
                                                      ---------------------------      PAID-IN          SHARE      CAPITAL   STOCK BASED    ACCUMULATED        TREASURY
                                                        SHARES          AMOUNT         CAPITAL         CAPITAL      NOTES    COMPENSATION     DEFICIT            STOCK           TOTAL
                                                      -----------     -----------     -----------     --------     --------    --------     ------------      ----------      -----------

     BALANCE - JANUARY 1, 2004                         52,996,097     $    13,150     $   427,881     $ 16,428     $      -    $    (26)    $   (218,904)         (9,072)     $   229,457

ISSUANCE OF SHARES                                      2,463,949             553          16,414      (16,428)                                                                       539
ISSUANCE OF SHARES, NET OF RELATED COSTS -
   PUBLIC OFFERING                                     11,444,500           2,550          72,536                                                                                  75,086
EXERCISE OF SHARE OPTIONS                                  95,250              21             645                                                                                     666
LOSS FOR THE YEAR                                                                                                                               (137,768)                        (137,768)
                                                      -----------     -----------     -----------     --------     --------    --------     ------------      ----------      -----------
     BALANCE - DECEMBER 31, 2004                       66,999,796     $    16,274     $   517,476     $      -     $      -    $    (26)    $   (356,672)     $    (9,072)    $   167,980

ISSUANCE OF SHARES                                      1,232,260             274           1,520                                                                                   1,794
STOCK-BASED COMPENSATION RELATED TO THE
   FACILITY AGREEMENT WITH THE BANKS, NOTE 12B(5)                                           2,793                                                                                   2,793
STOCK-BASED COMPENSATION RELATED TO RIGHTS OFFERED
   TO EMPLOYEES, NOTE 12I                                                                     448                                                                                     448
LOSS FOR THE YEAR                                                                                                                               (203,082)                        (203,082)
                                                      -----------     -----------     -----------     --------     --------    --------     ------------      ----------      -----------
     BALANCE - DECEMBER 31, 2005                       68,232,056     $    16,548     $   522,237     $      -     $      -    $    (26)    $   (559,754)     $   (9,072)     $   (30,067)

ISSUANCE OF SHARES                                     16,729,145           3,860          21,235                                                                                  25,095
EQUITY COMPONENT OF CONVERTIBLE DEBENTURES                                                                                       27,997                                            27,997
CONVERSION OF CONVERTIBLE DEBENTURES TO SHARES         16,734,316           3,696          14,681                                (7,758)                                           10,619
ISSUANCE OF WARRANTS                                                                        1,803                                                                                   1,803
EMPLOYEE STOCK-BASED COMPENSATION                                                                                                 3,363                                             3,363
EXERCISE OF OPTIONS                                         7,250               2               9                                                                                      11
EXERCISE OF WARRANTS                                      350,000              81             469                                                                                     550
STOCK-BASED COMPENSATION RELATED TO
   THE FACILITY AGREEMENT WITH THE BANKS                                                    4,146                                                                                   4,146
CAPITAL NOTES                                                                                                       176,401                                                       176,401
LOSS FOR THE YEAR                                                                                                                                (86,928)                         (86,928)
                                                      -----------     -----------     -----------     --------     --------    --------     ------------      ----------      -----------
     BALANCE - DECEMBER 31, 2006                      102,052,767     $    24,187     $   564,580     $      -     $176,401    $ 23,576     $   (646,682)     $   (9,072)     $   132,990
                                                      ===========     ===========     ===========     ========     ========    ========     ============      ==========      ===========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     F - 4

                        TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                         CONSOLIDATED STATEMENTS OF CASH FLOWS
             (dollars in thousands, except share data and per share data)

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                ------------------------------------------
                                                                                  2006             2005            2004
                                                                                ---------       ---------       ---------
CASH FLOWS - OPERATING ACTIVITIES

   LOSS FOR THE YEAR                                                            $ (86,928)      $(203,082)      $(137,768)
   Adjustments to reconcile loss for the year
     TO NET CASH USED IN OPERATING ACTIVITIES:
       INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:
         DEPRECIATION AND AMORTIZATION                                            154,794         144,852         121,067
         EFFECT OF INDEXATION AND TRANSLATION ON CONVERTIBLE DEBENTURES             2,569          (1,031)            676
         OTHER INCOME, NET                                                           (597)         (2,383)        (32,682)
       CHANGES IN ASSETS AND LIABILITIES:
         DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE                         (14,722)          2,510          (7,655)
         DECREASE (INCREASE) IN OTHER RECEIVABLES AND OTHER CURRENT ASSETS         (2,662)          1,988            (413)
         DECREASE (INCREASE) IN INVENTORIES                                       (16,725)          1,293          (6,287)
         INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE                             (2,073)          3,082             404
         GAIN ON DEBT RESTRUCTURING                                               (80,071)              -               -
         INCREASE (DECREASE) IN OTHER CURRENT LIABILITIES                           6,551          (1,839)           (970)
         INCREASE (DECREASE) IN OTHER LONG-TERM LIABILITIES                        (3,285)         (5,368)          9,344
                                                                                ---------       ---------       ---------
                                                                                  (43,149)        (59,978)        (54,284)
         INCREASE (DECREASE) IN LONG-TERM CUSTOMERS' ADVANCES, NET                 (2,306)           (760)         19,384
                                                                                ---------       ---------       ---------
           NET CASH USED IN OPERATING ACTIVITIES                                  (45,455)        (60,738)        (34,900)
                                                                                ---------       ---------       ---------
CASH FLOWS - INVESTING ACTIVITIES

   DECREASE (INCREASE) IN DESIGNATED CASH, SHORT-TERM AND LONG-TERM
      INTEREST-BEARING DEPOSITS, NET                                               31,661          27,266         (10,037)
   INVESTMENTS IN PROPERTY AND EQUIPMENT                                         (145,165)        (38,878)       (154,975)
   INVESTMENT GRANTS RECEIVED                                                       5,219           7,496          32,636
   PROCEEDS RELATED TO SALE AND DISPOSAL OF PROPERTY AND EQUIPMENT                    600           2,179           2,626
   INVESTMENTS IN OTHER ASSETS                                                     (5,074)         (3,841)           (702)
   INCREASE IN SHORT-TERM INTEREST-BEARING DEPOSITS                                (1,230)              -               -
   PROCEEDS FROM SALE OF LONG-TERM INVESTMENT                                           -               -          38,677
                                                                                ---------       ---------       ---------
           NET CASH USED IN INVESTING ACTIVITIES                                 (113,989)         (5,778)        (91,775)
                                                                                ---------       ---------       ---------

CASH FLOWS - FINANCING ACTIVITIES

   PROCEEDS FROM ISSUANCE OF CONVERTIBLE DEBENTURES, NET                           58,766          25,086               -
   PROCEEDS FROM LONG-TERM DEBT                                                    18,295          21,103          66,000
   PROCEEDS FROM ISSUANCE OF ORDINARY SHARES, NET                                  17,483               -          75,225
   PROCEEDS ON ACCOUNT OF A WARRANT                                                   550               -               -
   PROCEEDS FROM ISSUANCE OF WARRANTS                                               3,190               -               -
   PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                           100,000               -               -
   REPAYMENT OF CONVERTIBLE DEBEBNTURE                                             (6,476)              -               -
   PROCEEDS FROM EXERCISE OF SHARE OPTIONS                                              9                             666
                                                                                ---------       ---------       ---------
           NET CASH PROVIDED BY FINANCING ACTIVITIES                              191,817          46,189         141,891
                                                                                =========       =========       =========

       INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            32,373         (20,327)         15,216
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                       7,337          27,664          12,448
                                                                                ---------       ---------       ---------

       CASH AND CASH EQUIVALENTS - END OF YEAR                                  $  39,710       $   7,337       $  27,664
                                                                                =========       =========       =========

NON-CASH ACTIVITIES

   INVESTMENTS IN PROPERTY AND EQUIPMENT                                        $  39,913       $  12,999       $  47,675
                                                                                =========       =========       =========
   STOCK-BASED COMPENSATION RELATED TO
     THE FACILITY AGREEMENT WITH THE BANKS                                      $   4,146       $   2,793       $       -
                                                                                =========       =========       =========
   STOCK-BASED COMPENSATION RELATED TO RIGHTS OFFERED
     TO EMPLOYEES, NOTE 12I                                                     $       -       $     448       $       -
                                                                                =========       =========       =========
   INVESTMENTS IN OTHER ASSETS                                                  $     433       $     442       $       -
                                                                                =========       =========       =========
   CONVERSION OF LONG-TERM CUSTOMERS' ADVANCES
     TO SHARE CAPITAL                                                           $   7,621       $   1,794       $     539
                                                                                =========       =========       =========
   CONVERSION OF CONVERTIBLE DEBENTURES TO SHARES CAPITAL                       $  10,619       $       -       $       -
                                                                                =========       =========       =========
   CONVERSION OF LONG TERM DEBT TO CAPITAL NOTES                                $  76,401       $       -       $       -
                                                                                =========       =========       =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

   CASH PAID DURING THE YEAR FOR INTEREST                                       $  35,008       $  32,805       $  25,205
                                                                                =========       =========       =========
   CASH PAID DURING THE YEAR FOR INCOME TAXES                                   $     134       $      86       $     130
                                                                                =========       =========       =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                     F - 5

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL

     A.   DESCRIPTION OF BUSINESS

          Tower Semiconductor Ltd. ("the Company"), incorporated in Israel, commenced operations in 1993. The Company is an independent wafer foundry dedicated to the manufacture of semiconductor integrated circuits on silicon wafers, strategically focused on complementary metal oxide semiconductor (CMOS) image sensor, embedded non-volatile memory, mixed signal and radio frequency CMOS (RFCMOS) technologies.
          The Company manufactures integrated circuits in geometries ranging between 1.0 and 0.35 microns at its 150-millimeter fabrication facility ("Fab 1"), and in geometries ranging between 0.18 and 0.13 microns at its 200-millimeter fabrication facility ("Fab 2"). As a foundry, the Company manufactures wafers using its advanced technological capabilities and the proprietary integrated circuit designs of its customers.

          The industry in which the Company operates is characterized by wide fluctuations in supply and demand. Such industry is also characterized by the complexity and sensitivity of the manufacturing process, by high levels of fixed costs, and by the need for constant improvements in production technology.

          The Company's Ordinary Shares are traded on the NASDAQ Global Market and on the Tel-Aviv Stock Exchange.

     B.   ESTABLISHMENT AND OPERATIONS OF THE COMPANY'S SECOND FABRICATION
          FACILITY (FAB 2)

          In 2001, the Company's Board of Directors approved the establishment of the Company's second wafer fabrication facility in Israel ("Fab
          2"). In Fab 2, the Company manufactures semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on
          200-millimeter wafers. In connection with the establishment, equipping and financing of Fab 2, the Company has entered into several related agreements and other arrangements and since 2001 has completed public and private financing deals, see Note 11A.

          The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning the Fab 2 project and related agreements, some of which were amended several times, see Note 11A.

                                     F - 6

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL (cont.)

     C.   FINANCING OF THE COMPANY'S ONGOING OPERATIONS

          In recent years, the Company has experienced significant recurring losses, recurring negative cash flows from operating activities and an increasing accumulated deficit. The Company is working in various ways to mitigate its financial difficulties and among them are the following:

          During the second half of 2005 and during 2006, the Company increased its customer base, mainly in Fab 2, modified its organizational structure to better address its customers and its market positioning, improved its sales and its EBITDA, reduced its losses, increased its capacity level and utilization rates, raised funds totaling approximately $209,000 in gross proceeds (see Notes 12C(2); 12I; 12J;
          and 12K) and restructured its bank debt (see below).

          In March 2006, the board of directors of the Company approved a plan to ramp-up Fab 2 in order to meet customer needs and product qualification needs, based on its customer pipeline and reinforced by forecasted market conditions.

          As part of the financing efforts for the ramp-up plan, in September
          2006, the Company closed a definitive amendment (the "September 2006 amendment") to its facility agreement (the "Facility Agreement") with two leading Israeli banks ("Banks"), for the restructuring of approximately $527,000 in debt. Pursuant to the September 2006 amendment, among other things: (i) $158,000, representing
          approximately 30% of the outstanding debt under the Facility
          Agreement, was converted into capital notes of the Company; (ii) the interest rate applicable for the quarterly actual interest payments on the loans was decreased by 1.4%, from LIBOR plus 2.5% per annum to
          LIBOR plus 1.1% per annum, effective from May 17, 2006; and (iii) the repayment schedule of the outstanding loans was revised such that the loans shall be repaid in 12 equal quarterly installments between
          September 2009 and June 2012. For additional information, see Note
          11A(6).

          In connection with the Company's financing efforts for the ramp-up plan and in connection with the September 2006 amendment to the
          Facility Agreement, the Company entered into a securities purchase agreement with The Israel Corporation Ltd ("TIC"), according to which
          TIC invested $100,000 in the Company, see Note 11A(4).

          The Company is currently examining alternatives for additional funding sources in order to further ramp-up the equipping of Fab 2 and to fund its short-term activities and liabilities.

                                     F - 7

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL (cont.)

     D.   USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          The Company's consolidated financial statements are presented in accordance with generally accepted accounting principles ("GAAP") in
          Israel. See Note 19 for the reconciliation of material differences between GAAP in Israel and in the United States of America.

     A.   PRINCIPLES OF CONSOLIDATION

          The Company's consolidated financial statements include the financial statements of the Company and its wholly-owned marketing subsidiary in the United States, after elimination of material inter-company transactions and balances. The effect of the subsidiary's operations on the Company's revenues, net loss and total assets was immaterial for the dates and periods presented.

     B.   CASH AND CASH EQUIVALENTS

          Cash and cash equivalents consist of banks deposits and short-term investments (primarily time deposits and certificates of deposit) with original maturities of three months or less.

     C.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts is computed on the specific identification basis for accounts whose collectibility, in management's estimation, is uncertain.

     D.   INVENTORIES

          Inventories are stated at the lower of cost or market. Cost is determined for raw materials, spare parts and supplies on the basis of the weighted moving average cost per unit. Cost is determined for work in process and finished goods on the basis of actual production costs.

                                     F - 8

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     E.   PROPERTY AND EQUIPMENT

          (1)  Property and equipment are presented at cost, including interest and other capitalizable costs. Capitalizable costs include only incremental direct costs that are identifiable with, and related to, the property and equipment and are incurred prior to its initial operation. Identifiable incremental direct costs include costs associated with acquiring, constructing, establishing and installing property and equipment (whether performed by others or by the Company), and costs directly related to preproduction test runs of property and equipment that are necessary to get it ready for its intended use. Those costs include payroll and
               payroll-related costs of employees who devote time and are dedicated solely to the acquiring, constructing, establishing and installing of property and equipment. Allocation, when
               appropriate, of capitalizable incremental direct costs is based on management's estimates and methodologies including time sheet inputs.

               Cost is presented net of investment grants received or
               receivable, and less accumulated depreciation and amortization.
               The accrual for grants receivable is determined based on
               qualified investments made during the reporting period, provided that the primary criteria for entitlement have been met.

               Depreciation is calculated based on the straight-line method over the estimated economic lives commonly used in the industry of the assets or terms of the related leases, as follows:

               Prepaid long-term land lease and buildings
               (including facility infrastructure)                 14-25 years
               Machinery and equipment                             5 years
               Transportation vehicles                             7 years

          (2)  Impairment examinations and recognition are performed and determined based on the accounting policy outlined in P below.

                                     F - 9

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     F.   INTANGIBLE ASSETS

          TECHNOLOGY - The cost of Fab 2 technologies includes the technology process cost, internal incremental direct costs, mainly
          payroll-related costs of employees designated for integrating the technologies in Fab 2, and incremental direct costs associated with implementing the technologies until the technologies are ready for their intended use. The costs in relation to Fab 2 technologies are amortized over the expected estimated economic life of the technologies, commonly used in the industry. Amortization phases commence on the dates on which each of the Fab 2 manufacturing lines is ready for its intended use.

          Impairment examinations and recognition are performed and determined based on the accounting policy outlined in P below.

     G.   OTHER ASSETS

          DEFERRED FINANCING CHARGES - Deferred financing charges in relation to funding the establishment of Fab 2 were included, through December 31,
          2005, in other assets, as was the practice prior to the effectiveness of Accounting Standard No. 22 "FINANCIAL INSTRUMENTS: DISCLOSURE AND
          PRESENTATION", and since January 1, 2006, following the effectiveness of the Standard, were offset from the related borrowings. The deferred financing charges were amortized over the lives of the borrowings based on the repayment schedule of such funding. During the establishment period of Fab 2, amortized deferred financing charges were capitalized to property and equipment. During 2003, in which the building and infrastructures of Fab 2 were substantially completed and became ready for their intended use, and in which the initial ramp-up commenced, the deferred financing charges were amortized to financing expenses, net. Pursuant to the September 2006 amendment to the
          Facility Agreement described in Note 11A(6) the deferred financing charges, as part of the outstanding loans, were considered to be substantially modified and thus treated as debt extinguishment of the outstanding debt and the incurrence of a new debt, and were fully amortized to financing expenses.

     H.   CONVERTIBLE DEBENTURES

          In January 2006, the company adopted Accounting Standard No. 22
          "FINANCIAL INSTRUMENTS: DISCLOSURE AND PRESENTATION" (the "Standard"),
          which supersedes Opinion No.53 "ACCOUNTING FOR CONVERTIBLE
          LIABILITIES" and Opinion No.48 "ACCOUNTING FOR OPTIONS".

          The Company issued three series of convertible debentures that are considered compound instruments under the Standard. According to the
          Standard, a compound instrument has to be separated to its components, the equity component and the liability component. The equity component is classified as shareholders' equity and is determined as the excess of the proceeds over the fair value of the liability component.

          See Note 19F for the presentation of convertible debentures in accordance with U.S. GAAP.

                                     F - 10

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     I.   INCOME TAXES

          The Company records deferred income taxes in accordance with Standard
          No. 19 "INCOME TAXES" of the Israeli Accounting Standards Board, to
          reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

          Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets are recognized, if it is probable that such assets would be realized, for temporary differences, which will result in deductible amounts in future years and for carryforwards. An allowance against such deferred tax asset is recognized if it is probable that some portion or all of the deferred tax assets will not be realized. Due to the material loss carryforward of the Company as of December 31, 2006 and uncertainties with regard to its utilization in the future, no deferred taxes were recorded in the Company's results of operations.

     J.   REVENUE RECOGNITION

          Revenues are recognized upon shipment or as services are rendered when title has been transferred, collectibility is reasonably assured and acceptance provisions criteria are satisfied, based on performing electronic, functional and quality tests on the products prior to shipment and customer on-site testing. Such testing reliably demonstrates that the products meet all of the specified criteria prior to formal customer acceptance, and that product performance upon customer on-site testing can reasonably be expected to conform to the specified acceptance provisions. An accrual for estimated returns, computed primarily on the basis of historical experience, is recorded at the time when revenues are recognized.

     K.   RESEARCH AND DEVELOPMENT

          Research and development costs are charged to operations as incurred.
          Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

                                     F - 11

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     L.   LOSS PER ORDINARY SHARE

          In January 2006, the company adopted Accounting Standard No. 21,
          "Earnings Per Share" (the "Standard").

          With the initial adoption of the Standard, Opinion No. 55 of the
          Institute of Certified Public Accountants in Israel - Earnings per
          share was cancelled.

          Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the entity (the numerator)
          by the weighted average number of Ordinary Shares outstanding (the denominator) during the reported period. Diluted earnings per share is calculated by adjusting profit or loss attributable to ordinary equity holders of the entity, and the weighted average number of shares outstanding, for the effects of all dilutive potential Ordinary
          Shares.

          See Note 19E for disclosure of loss per share data in accordance with
          U.S. GAAP.

     M.   DERIVATIVE FINANCIAL INSTRUMENTS

          The Company, from time to time, enters into foreign exchange agreements (primarily forward contracts and options) to hedge non-dollar equipment purchases and other firm commitments. Gains and losses on such agreements through the date that the equipment is received or the commitment is realized are deferred and capitalized to the cost of equipment or the commitment, while gains and losses subsequent thereto, through the date of expiration of the foreign exchange agreement, are included in financing expense, net.

          In addition, the Company, from time to time, enters into agreements to hedge interest rate exposure on long-term loans. Gains and losses on such agreements are recognized as adjustment to the original interest expenses, and expensed or capitalized in the same manner as the corresponding interest costs.

          See Note 19D for disclosure of the derivative financial instruments in accordance with U.S. GAAP.

     N.   FUNCTIONAL CURRENCY AND TRANSACTION GAINS AND LOSSES

          The currency of the primary economic environment in which the Company conducts its operations is the U.S. dollar ("dollar"). Accordingly, the Company uses the dollar as its functional and reporting currency.
          Financing expenses, net in 2006 include net foreign currency transaction losses of $3,659. Financing expenses, net in 2005 include net foreign currency transaction gains of $1,398 and in 2004 include net foreign currency transaction losses of $760.

                                     F - 12

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     O.   STOCK-BASED COMPENSATION

          In January 2006, the company adopted Accounting Standard No. 24
          "SHARE-BASED COMPENSATION" (the "Standard"), for the recognition in the financial statements of share-based payments for employees and directors. Costs associated with grants of shares and options to employees and directors are expensed over the vesting period of each grant. Said costs are determined based on the fair value of the grants at each grant date.

          As for the periods before the adoption of the Standard, the Company accounted for employee and director stock-based compensation in accordance with Accounting Principles Board Opinion No. 25,
          "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" ("APB 25") and
          authoritative interpretations thereof. Accordingly, the Company accounted for share options granted to employees and directors based on the intrinsic value of the options on the measurement date. The compensation cost of options without "fixed terms" was remeasured at each balance sheet date. Deferred compensation in respect of awards with graded vesting terms was amortized to compensation expense over the relevant vesting periods. In a manner consistent with FIN 28, the vesting period over which compensation was expensed, was determined based on the straight-line method, separately for each portion of the award as if the grant were a series of awards.

          In 2006, the Company accounted for stock-based compensation of non-employees using the fair value method in accordance with the
          Standard and in previous years in accordance with Financial Accounting
          Standards Board Statement No. 123, "ACCOUNTING FOR STOCK-BASED
          COMPENSATION" ("SFAS 123") and EITF 96-18: "Accounting for Equity
          Instruments That are Issued to Other Than Employees for Acquiring, or
          in Conjunction with Selling, Goods or Services". The award cost of warrants granted in connection with bank financing was amortized as deferred financing charges over the terms of the loans, in a manner described in G above. The award cost of warrants granted in connection with the construction of Fab 2, is recorded as a depreciation expense over the life of the prepaid perpetual land lease and buildings. The award cost of warrants granted to consultants and a related party in connection with equity transactions is offset against paid-in-capital.

          See Note 12B(6) for pro forma disclosures required by SFAS 123 and
          SFAS 148.

                                     F - 13

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     P.   IMPAIRMENT OF LONG-LIVED ASSETS

          In accordance with Standard No.15, of the Israeli Accounting Standards
          Board "IMPAIRMENT OF ASSETS" (the "Standard"), an asset's recoverable value is the higher of the asset's net selling price and the asset's value in use, the latter being equal to the asset's discounted expected cash flows. Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Management's review of possible impairment charges for the periods presented, was performed based on management's business plan and approved by the board of directors of the Company. The business plan is based, among other things, on the future completion of the construction and equipping of Fab 2 to reach full capacity.
          Application of Standard 15 resulted in no impairment charges for the periods presented.

     Q.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS
          BOARD

          (1)  ACCOUNTING STANDARD NO. 29 "ADOPTION OF INTERNATIONAL FINANCIAL
               REPORTING STANDARDS"

               In July 2006, the Israeli Accounting Standards Board published
               Accounting Standard No. 29 - "Adoption of International Financial
               Reporting Standards" - IFRS ("the Standard"). According to the
               Standard, an entity subject to the Israeli Securities Law and authoritative Regulations thereunder (including dual listed companies), excluding foreign corporations, that do not prepare their financial statements in accordance with Israeli GAAP, as defined by this Law, will be required to prepare financial statements in accordance with the IFRS and related
               interpretations published by the International Accounting
               Standards Board, for the reporting periods commencing January 1,
               2008, including interim periods.

               An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only
               2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

               Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, "First-time Adoption of IFRS
               Standards", which establishes guidance on implementing and transitioning from financial reporting based on domestic national accounting standards to reporting in accordance with IFRS.

                                     F - 14

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     Q.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS
          BOARD (cont.)

          (1)  ACCOUNTING STANDARD NO. 29 "ADOPTION OF INTERNATIONAL FINANCIAL
               REPORTING STANDARDS" (cont.)

               IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts.
               Nevertheless, IFRS No. 1 grants exemptions on certain issues by allowing the alternative of not applying the retroactive
               application in respect thereof.

               Management intends to examine the effect of the transition to
               IFRS, yet at this stage, is unable to estimate the effect of such conversion on the Company's financial position and results of operations.

               The Standard allows for earlier application in a manner by which applicable entities may convert their financial statements published subsequent to July 31, 2006 to the IFRS. Management has not yet decided whether to early-adopt the IFRS.

          (2)  ACCOUNTING STANDARD NO. 26 "INVENTORY"

               In August 2006 the Israeli Accounting Standards Board published
               Accounting Standard No. 26 - "Inventory" ("the Standard"), which outlines the accounting treatment for inventory.

               The Standard applies to all types of inventory, other than building earmarked for sale and addressed by Accounting Standard
               No.2 ("Construction of Buildings for Sale"), inventory of work in progress stemming from performance contracts, addressed by
               Accounting Standard No.4 ("Work Based on Performance Contract"),
               financial instruments and biological assets relating to
               agricultural activity and agricultural production during harvest.

               The Standard establishes, among other things, that inventory should be stated at the lower of cost and net realizable value.
               Cost is determined by the first in, first out (FIFO) method or by average weighted cost used consistently for all types of
               inventory of similar nature and uses. In certain circumstances the standard requires cost determination by a specific
               identification of cost, which includes all purchase and
               production costs, as well as any other costs incurred in reaching the inventory's present stage.

               When inventory is acquired on credit incorporating a financing component, the inventory should then be presented at cost
               equaling the purchase cost in cash. The financing component is recognized as a financing expense over the term of the credit period.

                                     F - 15

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     Q.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS
          BOARD (cont.)

          (2)  ACCOUNTING STANDARD NO. 26 "INVENTORY" (cont.)

               Any reduction of inventory to net realizable value following impairment as well as any other inventory loss should be expensed during the current period. Subsequent reversal of an impairment write-down that stems from an increase in net realizable value will be allocated to operations during the period in which the reversal took place.

               The standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and should be implemented retroactively.

               Management believes that the Standard will not affect the
               Company's financial position, results of operations and cash flows.

          (3)  ACCOUNTING STANDARD NO. 27 "FIXED ASSETS"

               In September 2006 the Israeli Accounting Standards Board
               published Accounting Standard No. 27 (the "standard"), which establishes the accounting treatment for fixed assets, including recognition of assets, determination of their book value, related depreciation, as well as the disclosure required in the financial statements.

               The Standard states that a fixed-asset item will be measured at the initial recognition date at cost which includes, in addition to the purchase price, all the related costs incurred for
               bringing the item to the position enabling it to operate in the manner contemplated by management. The cost also includes the initial estimate of costs required to dismantle and remove the item, along with the expenses for restoration of the site on which the item had been placed and in respect of which the entity incurred that obligation when the item had been acquired or following its use over a given period of time not in the
               production of inventory during that period.

               The Standard also states that when acquiring assets in exchange for a non-monetary asset or a combination of monetary as well as non-monetary assets, the cost will be determined at fair value unless (a) the barter transaction has no commercial substance or
               (b) it is impossible to reliably measure the fair value of the asset received and the asset provided. Should the provided asset not be measured at fair value, its cost would equal the book value of the asset provided/transferred.

               Following the initial recognition, the Standard permits the entity to implement in its accounting policy the measurement of the fixed assets by the cost method or by revaluation so long as this policy is implemented in regard to all the items in that group.

                                     F - 16

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     Q.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS
          BOARD (cont.)

          (3)  ACCOUNTING STANDARD NO. 27 "FIXED ASSETS" (cont.)

               Cost method - an item will be presented at cost less accumulated depreciation, less accumulated impairment losses.

               Revaluation method - an item whose fair value can be measured reliably will be presented at its estimated amount, which equals its fair value at the revaluation date, net of depreciation accumulated subsequently and less accumulated impairment losses.
               Revaluations should take place on a current basis in order to ensure that book value does not materially differ from the fair value that would have been determined on the balance-sheet date.
               The revaluation of a single item calls for the revaluation of the entire group and if the asset's book value rises following this revaluation, this increase should be allocated directly to shareholders' equity ("revaluation reserve"). Nevertheless, this increase will be recognized as an operating item up to the amount offsetting the decrease from that asset's revaluation recognized previously as income or loss. Should book value decline following revaluation, this decline will be recognized as an operating item yet allocated directly to shareholders' equity ("revaluation reserve") up to the amount leaving any credit balance in that reserve in respect of that asset.

               Any fixed assets with a significant cost in relation to the item's total cost should be depreciated separately. Moreover, the depreciation method used will be reviewed at least once at yearend and, if any meaningful change had taken place in the estimated consumption of future economic benefits inherent in the asset, the method should be modified to reflect such changes.
               This change will be treated as a change in an accounting
               estimate.

               This new standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and implemented retroactively.

               The Company is currently examining this new standard; however, at this stage, it is unable to estimate the standard's effect, if any, on its financial position and results of operations. In
               January 2007 the Israeli Accounting Standard Board published a proposal for accounting standard no. 28 that amends standard
               no.27 to allow, at transition, the alternatives allowed under
               IFRS 1 regarding fixed assets.

                                     F - 17

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     Q.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS
          BOARD (cont.)

          (4)  STANDARD NO. 23, "ACCOUNTING FOR TRANSACTIONS BETWEEN AN ENTITY
               AND A CONTROLLING PARTY" (cont.)

               In December 2006 the Israeli Accounting Standards Board published
               Accounting Standard No. 23, "Accounting for Transactions between an Entity and a controlling party (hereinafter - the Standard).
               The Standard applies to entities subject to the Israeli
               Securities Law-1968.

               The Standard establishes the requirements for accounting for transactions between an entity and its controlling party which involve the transposition of an asset, the taking on of a
               liability, reimbursement or debt concession, and the receiving of loans. The Standard does not apply to business combinations under common control.

               The Standard stipulates that transactions between an entity and a controlling party will be measured based on fair value;
               transactions which in nature are owner investment should be reported directly in equity and not be recognized in the
               controlled entity's profit and loss; the differences between the consideration set in transactions between an entity and a
               controlling party and their fair value will be allocated directly to the equity; and current and deferred taxes pertaining to the items allocated to equity due to transactions with controlling parties will be allocated directly to equity as well.

               The Standard is effective for transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted from or given to a controlling party prior to the Standard's coming into effect, starting on the Standard's effective date.

               The Company's management believes that the effect of this new standard on the Company's financial position, results of
               operations and cash flows is not expected to be material.

     R.   RECLASSIFICATION

          Certain amounts in prior years' financial statements have been reclassified in order to conform to the 2006 presentation.

                                     F - 18

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 3 - OTHER RECEIVABLES

     Other receivables consist of the following:

                                                          As of December 31,
                                                         ------------------
                                                          2006        2005
                                                         ------      ------

Government of Israel - investment grants receivable      $1,530      $7,276
Other government agencies                                 3,847       1,706
Others                                                       48          61
                                                         ------      ------
                                                         $5,425      $9,043
                                                         ======      ======

NOTE 4 - INVENTORIES

     Inventories consist of the following (*):

                                  As of December 31,
                                ----------------------
                                 2006            2005
                                -------        -------

Raw materials                   $11,170        $ 6,777
Spare parts and supplies          6,402          3,738
Work in process                  22,884         11,502
Finished goods                      645          2,359
                                -------        -------
                                $41,101        $24,376
                                =======        =======

     (*)  Net of aggregate write-downs to net realizable value of $6,707 and
          $3,259 as of December 31, 2006 and 2005, respectively.

NOTE 5 - PROPERTY AND EQUIPMENT, NET

     A.   COMPOSITION:

                                                        As of December 31,
                                                  ----------------------------
                                                     2006              2005
                                                  ----------        ----------
COST:
Prepaid perpetual land lease and buildings
(including facility infrastructure)               $  239,267        $  237,401
Machinery and equipment                              851,700           709,862
Transportation vehicles                                  307               425
                                                  ----------        ----------
                                                   1,091,274           947,688
                                                  ----------        ----------
ACCUMULATED DEPRECIATION AND AMORTIZATION:
Prepaid perpetual land lease and buildings
(including facility infrastructure)                   61,937            47,841
Machinery and equipment                              496,116           388,867
Transportation vehicles                                  267               335
                                                  ----------        ----------
                                                     558,320           437,043
                                                  ----------        ----------

                                                  $  532,954        $  510,645
                                                  ==========        ==========

                                     F - 19

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 5 - PROPERTY AND EQUIPMENT, NET (cont.)

     A.   COMPOSITION (cont.)

     Supplemental disclosure relating to cost of property and equipment:

          (1)  As of December 31, 2006 and 2005, the cost of property and equipment included costs relating to Fab 2 in the amount of
               $857,461 and $713,837, respectively. Said amounts are net of investment grants of $164,587 and $165,222, respectively.

          (2)  As of December 31, 2006, the cost of buildings, machinery and equipment was reflected net of investment grants in the aggregate of $267,866 (as of December 31, 2005 - $268,688).

          (3)  Cost of property and equipment as of December 31, 2006 and 2005 includes capitalized interest costs in the aggregate of $18,480.

          (4)  Following the commencement of Fab 2 operations in 2003, in which the building and infrastructures of Fab 2 were substantially completed and became ready for their intended use, the Company began to depreciate Fab 2 property and equipment, resulting in depreciation expenses of $111,984, $109,283 and $93,457 in 2006,
               2005 and 2004, respectively.

     B.   INVESTMENT GRANTS

          In connection with the formation of the Company, the Investment Center of the Ministry of Industry and Trade of the State of Israel
          ("Investment Center"), under its "approved enterprise" program, approved an investment program for expenditures on buildings and equipment in Fab 1 in the aggregate amount (as amended) of approximately $96,850. The Company completed its investments under this program, and received final approval from the Investment Center in November 1997.

          In January 1996, an investment program ("1996 program") for expansion of Fab 1 in the aggregate amount (as amended in December 1999 and
          2001) of $228,680, entitling the Company to investment grants, was approved by the Investment Center. The Company completed its investments under the 1996 program in December 2001 and invested through such date approximately $207,000. In May 2002, the Company submitted the final report in relation to the 1996 program. As of
          December 31, 2006, the report has not yet received final approval from the Investment Center.

          See Note 11A(8) with respect to the Fab 2 program approved by the
          Investment Center in December 2000.

                                     F - 20

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 5 - PROPERTY AND EQUIPMENT, NET (cont.)

     B.   INVESTMENT GRANTS (cont.)

          Entitlement to the above grants and other tax benefits is subject to various conditions stipulated by the Israeli Law for the Encouragement of Capital Investments - 1959 ("Investments Law") and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received plus interest and certain inflation adjustments. In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all of the Company's assets. See also Note 16A.

     C.   For liens, see Note 11A(6) Notes 11D(2) and (3) and 8F.

NOTE 6 - INTANGIBLE ASSETS, NET

     Intangible assets consist mainly of technologies in relation to Fab 2, see
     Note 11A(2). The technologies are presented net of accumulated amortization as of December 31, 2006 and 2005 in the amounts of $53,741 and $32,806, respectively. For amortization policy, see Note 2G.

NOTE 7 - OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following:

                                                    As of December 31,
                                                  ----------------------
                                                   2006           2005
                                                  -------        -------

Accrued salaries                                  $ 8,730        $ 3,162
Vacation accrual                                    3,385          2,322
Interest payable (primarily in relation to
 convertible debentures)                            1,089          1,263
Due to related parties                              5,895            188
Other                                               2,997          2,037
                                                  -------        -------
                                                  $22,096        $ 8,972
                                                  =======        =======

                                     F - 21

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 8 - LONG-TERM DEBT FROM BANKS

     A.   COMPOSITION:

                                                           As of December 31,
                       Effective interest rate as of     ----------------------
                             December 31, 2006             2006           2005
                       -----------------------------     --------      --------

In U.S. Dollar                     6.48%                 $288,693      $438,103
In U.S. Dollar                     5.10%                   80,000        80,000
                                                         --------      --------
Total long-term debt from
Banks                                                     368,693       518,103
Less - current maturities                                       -        21,103
                                                         --------      --------
                                                          368,693       497,000

Discount (see C below)                                     11,746             -
                                                         --------      --------
                                                         $356,947      $497,000
                                                         ========      ========

     B.   All loans received under the Facility Agreement bear interest based on the three-month USD LIBOR rate plus 1.1%, effective from May 17, 2006, as revised under the September 2006 amendment to the Facility
          Agreement (see details in Note 11A(6)). Prior to the closing of the
          September 2006 amendment, in accordance with the November 2003 amendment to the Facility Agreement, the loans bore interest based on the three-month USD LIBOR rate plus 2.5%, (described in Note 11A(6)), and prior to the November 2003 amendment the loans bore interest based on the three-month USD LIBOR rate plus 1.55%. The effective interest rate as of December 31, 2006 of loans, the amount of which as of such date was $207,000, including the terms of collar agreements with knock-out and knock-in features described in Note 17A. Interest is payable at the end of each quarter.

     C.   Following the September 2006 amendment to the Facility Agreement, the long term debt is presented based on fair value on the refinancing date, in accordance with IAS 39, described in Note 11A(6). The discount resulting from adjustment of the debt to fair value is amortized to financing expenses during the new repayment schedule.

     D.   For additional information regarding the Facility Agreement, as amended, between the Company and the Banks for financing the construction and equipping of Fab 2 including the refinancing of the loans under the September 2006 amendment to the Facility Agreement see
          Note 11A(6).

     E.   REPAYMENT SCHEDULE

          The balance of the long-term debt as of December 31, 2006 is repayable as follows:

          2009                                                    61,449
          2010                                                   122,898
          2011 and thereafter                                    184,346
                                                               ---------
                                                               $ 368,693
                                                               =========

                                     F - 22

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 8 - LONG-TERM DEBT FROM BANKS (Cont.)

     F.   The agreement with the Company's Banks restricts the Company's ability to place liens on its assets (other than to the State of Israel in respect of investment grants - see Note 11A(8), to Siliconix - see
          Note 11D(2) and to SanDisk see Note 11D(3)), without the prior consent of the Banks. Furthermore, the agreements contain certain restrictive financial ratios and covenants. For further details concerning the
          Facility Agreement and its amendments, see Note 11A(6).

NOTE 9 - CONVERTIBLE DEBENTURES

     A.   COMPOSITION:

                                                                  As of December 31,
                                      Interest rate as of     -----------------------
                                       December 31, 2006         2006          2005
                                    -----------------------    -------        -------

2002 Convertible debentures series A        4.7%               $19,894        $25,811
2005 Convertible debentures series B         5%                 17,321              -
2006 Convertible debentures series C        (*)                 31,592              -
                                                               -------        -------
                                                                68,807         25,811
Less - current maturities                                        6,632          6,453
                                                               -------        -------
                                                               $62,175        $19,358
                                                               =======        =======

          (*)  See D below

     B.   2002 CONVERTIBLE DEBENTURES SERIES A

          In connection with the sale of securities described in Note 12F, in
          January 2002, the Company issued on the Tel-Aviv Stock Exchange, NIS
          110,579,800 principal amount of convertible debentures, linked to the
          Israeli Consumer Price Index ("CPI"). The debentures were issued at
          96% of their par value, and bear annual interest at the rate of 4.7%, payable in January of each year commencing in January 2003, see also
          Note 12F. The principal amount is payable in four equal installments in January of each year between 2006 and 2009. The outstanding principal amount of convertible debentures as of December 31, 2006, adjusted to the CPI was NIS 89,708,778, $21,233. The debentures may be converted until December 31, 2008 into Ordinary Shares, at a conversion rate of one Ordinary Share per each NIS 41.00 principal amount of the debentures, linked to the CPI (subject to customary adjustments) (adjusted to the CPI as of December 31, 2006 - NIS 44.35,
          $10.50). The effective rate of interest on the convertible debentures, taking into account the initial proceeds, net of the discount and the related costs of issuance, is 7.26%.

          For U.S. GAAP purposes, which require taking into account, in addition to the discount and the related issuance costs, amounts attributed to the options described in Note 19F, the effective rate of interest on the convertible debentures is 9.88%. Subject to certain conditions and the Company's Facility Agreement, the Company may announce the early redemption of the debentures or part thereof, provided that the sum of the last payment on account of the principal shall be no less than approximately $700.

                                     F - 23

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 9 - CONVERTIBLE DEBENTURES (cont.)

     B.   2002 CONVERTIBLE DEBENTURES SERIES A (cont.)

          If on a payment date of the principal or interest on the debentures there exists an infringement of certain covenants and conditions under the Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled.

          The debentures and interest thereon are unsecured and rank behind the
          Company's existing and future secured indebtedness, including indebtedness to the Banks under the Facility Agreement, to the government of Israel in connection with grants the Company received under its approved enterprise programs, and to Siliconix and SanDisk.

          See Note 19F for disclosure of the accounting treatment of the convertible debentures in accordance with U.S. GAAP.

     C.   2005 CONVERTIBLE DEBENTURES SERIES B

          In connection with the rights offering described in Note 12I, the
          Company issued $48,169 principal amount of convertible debentures. The debentures are listed for trade on the Tel-Aviv Stock Exchange and on the NASDAQ Capital Market. The debentures bear annual interest at the rate of 5%. The principal of the debentures, together with accrued interest, will be payable in one installment on January 12, 2012. The effective interest rate on the convertible debentures, taking into account the proceeds and related costs of issuance is 5.6%.

          The debentures are convertible into the Company's Ordinary Shares at a conversion price of $1.10 per share. The conversion price was subject to downward adjustment under certain circumstances if the Company had sold securities in future financings at a price per share which was lower than the conversion price, provided that such financings closed, or agreements for such financings were signed, through December 2006.
          As of the balance sheet date, no such adjustment was or will be required and the downward adjustment mechanism has expired.

          During the year ended December 31, 2006, $18,408 in aggregate principal amount of debentures was converted into 16,734,316 Ordinary
          Shares of the Company.

          Subject to the terms of the Facility Agreement, the Company may, at its option, announce the early redemption of the debentures, provided that the outstanding aggregate balance of principal on account of the debentures is equal to or less than $500.

          Certain of the Company's Equity Investors and Wafer Partners invested
          $27,811 in the framework of the rights offering.

                                     F - 24

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 9 - CONVERTIBLE DEBENTURES (cont.)

     C.   2005 CONVERTIBLE DEBENTURES SERIES B (cont.)

          The debentures and interest thereon are unsecured and rank behind the
          Company's existing and future secured indebtedness, including indebtedness to the Banks under the Facility Agreement, to the government of Israel in connection with grants the Company received under its approved enterprise programs and to Siliconix and SanDisk.

          If on the payment date of the principal and interest on the debentures, there exists an infringement of the covenants and conditions under the Facility Agreement, the date for payment of the interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled.

          See Note 19F for the accounting for the rights offering in accordance with U.S. GAAP.

     D.   2006 CONVERTIBLE DEBENTURES SERIES C

          In connection with the public offering described in Note 12J the
          Company issued NIS 164,430,000 principal amount of convertible debentures linked to the Israeli Consumer Price Index ("CPI"), for gross proceeds of NIS 139,765,500 (approximately $31,219), and 391,500 options each exercisable for three months ending on September 27, 2006 for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount, linked to the CPI. The convertible debentures are convertible into the Company's Ordinary
          Shares at a conversion rate of one ordinary share per NIS 8.40
          (approximately $ 0.00199) principal amount of convertible debentures.
          The convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37% over principal value, linked to the CPI. The conversion price is subject to reduction in certain limited circumstances.

          The proceeds were allocated in accordance with Standard No. 22 based on relative fair values in the first 2 days of trading. After allocation, each of the components is classified as either equity or liability based on the criteria prescribed in Standard No. 22.

          In September 2006, 391,500 options to purchase convertible debentures described above were exercised resulting in proceeds of approximately
          $7,700.

          See Note 19F for the accounting for the public offering in accordance with U.S. GAAP.

                                     F - 25

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 10 - OTHER LONG-TERM LIABILITIES

     A.   COMPOSITION:

                                                                        As of December 31,
                                                                     -------------------------
                                                                       2006             2005
                                                                     --------         --------
Net liability for employee
termination benefits (see B below):
Gross obligation                                                     $ 16,816         $ 18,445
Amounts  funded  through  deposits to severance pay funds and
purchase of insurance policies                                        (13,535)         (13,658)
                                                                     --------         --------
                                                                        3,281            4,787

Long-term liabilities in respect of license agreements                  1,804            5,123
Long-term loans from related  parties,  net of current
maturity                                                                8,096            1,102
Series 5 Warrants                                                       3,088                -
Other, including $1,183 in respect of related parties                   1,439                -
                                                                     --------         --------
                                                                     $ 17,708         $ 11,012
                                                                     ========         ========

     B.   EMPLOYEE TERMINATION BENEFITS

          Israeli law and labor agreements determine the obligations of the
          Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The liability for severance pay benefits, as determined by Israeli Law, is generally based upon length of service and the employee's monthly salary. This liability is primarily covered by regular deposits made each month by the Company into recognized severance and pension funds and by insurance policies purchased by the Company, based on the employee's salary for the relevant month. The amounts so funded are not reflected separately on the balance sheets, since they are controlled by the fund trustees and insurance companies and are not under the control and management of the Company. For presentation of employee termination benefits in accordance with U.S. GAAP, see Note
          19C.

          Costs relating to employee termination benefits were approximately
          $2,807, $2,631 and $3,836 for 2006, 2005 and 2004, respectively.

                                     F - 26

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2

          (1)  OVERVIEW

               In 2001, the Company's Board of Directors approved the
               establishment of the Company's second wafer fabrication facility in Israel ("Fab 2"). In Fab 2, the Company manufactures
               semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on 200-millimeter wafers. In connection with the establishment, equipping and financing of Fab 2, the
               Company has entered into several related agreements and other arrangements and has completed public and private financing deals. The agreements and arrangements include those with
               technology partners, Wafer Partners, Equity Investors, the
               Company's Banks, the Government of Israel through the Investment
               Center and others. The agreements with the Banks and the
               Investment Center are subject to certain conditions, including the achievement of performance and financing milestones, and the securing of additional required financing. The Company has also entered into agreements for the design and construction of Fab 2, for equipping Fab 2 and for the transfer to the Company of process technologies to produce wafers in Fab 2.

               During 2003, in which Fab 2's construction was substantially completed, the Company began commercial shipment of wafers to its customers utilizing 0.18 micron process technology.

               The construction and equipping of Fab 2 is a substantial project, which requires extensive management involvement as well as timely coordination of the activities of many participants. In addition, this project is a complex undertaking which entails substantial risks and uncertainties, including but not limited to those associated with the following: obtaining additional commitments to finance the equipping of Fab 2 and its ongoing operations (see also Note 1C); achieving certain operational milestones and complying with various significant conditions and financial ratios and covenants provided by the Facility Agreement with the
               Banks; compliance with the conditions under the Approval
               Certificate for Fab 2 provided by the Investment Center;
               obtaining approval of the Investment Center for a new expansion program and the development and purchase of new technologies.

               According to the Facility Agreement with the Banks complying with all the conditions and financial ratios and covenants stipulated in that agreement and in the Approval Certificate from the
               Investment Center, are material provisions for the financing provided.

                                     F - 27

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (2)  TECHNOLOGY TRANSFER AGREEMENTS

               TOSHIBA - In 2000, the Company entered into a technology transfer agreement with Toshiba Corporation ("Toshiba"), a Japanese corporation. This agreement provided for the transfer by Toshiba to the Company of advanced semiconductor manufacturing process technologies to be installed in Fab 2 including related
               technology transfer assistance in exchange for certain fees for patent licenses, technology transfer and technical assistance.
               The transfer of the technology was substantially completed during
               2003. The Company's commitment under the Toshiba agreement to reserve for Toshiba a certain portion of Fab 2 wafer
               manufacturing capacity expired in December 2005.

               FREESCALE - In 2002, the Company entered into a non-exclusive technology transfer, development and licensing agreement with
               Freescale. This agreement provides for the transfer by Freescale to the Company of existing and newly developed versions of advanced semiconductor manufacturing process technologies to be installed in Fab 2, and for the provision by Freescale of related technology transfer assistance, in exchange for certain fees for patent and other licenses, technology transfer and development, and technical assistance. Subject to prior termination for cause by Freescale, the licenses under the agreement are perpetual.

          (3)  WAFER PARTNER AGREEMENTS

               During 2000, the Company entered into various share purchase agreements ("Wafer Partner Agreements") with SanDisk Corporation,
               Alliance Semiconductor Corporation, Macronix International Co.,
               Ltd. and QuickLogic Corporation (collectively, the "Wafer
               Partners"; excluding QuickLogic, the "primary Wafer Partners") to partially finance the construction and equipping of Fab 2.
               Pursuant to the Wafer Partner Agreements, the Wafer Partners
               agreed to invest an aggregate of $250,000 to purchase Ordinary
               Shares of the Company. According to the Wafer Partner Agreements,
               the Company agreed, subject to certain conditions, to reserve for each Wafer Partner a certain portion, and collectively
               approximately 50%, of Fab 2 wafer manufacturing capacity for a period of 10 years ending January 2011.

                                     F - 28

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (3)  WAFER PARTNER AGREEMENTS (cont.)

               Through December 31, 2004, the Wafer Partners completed their commitment to invest under the Wafer Partner Agreements an aggregate of $246,823. Of such amount, $201,059, was credited as paid in capital and $45,764, was established as long-term
               customers' advances which may be, subject to the terms and conditions stipulated in the Wafer Partner Agreements, as
               amended, utilized as credit against purchases to be made by the
               Wafer Partners, or converted into paid-in-capital. Through
               December 31, 2006, the Wafer Partners were issued an aggregate of
               32,589,280 Ordinary Shares at an average price per share of
               $7.57, which was determined based on the average closing sale price of the Company's Ordinary Shares for the 15-30 trading days prior to making any capital investment: see also (5) below.

               For additional investments made by the primary Wafer Partners in the aggregate amount of $19,089 in connection with the 2002 and
               2005 rights offerings, see Notes 12G and 12I, respectively, and
               (6) below.

          (4)  EQUITY INVESTOR AGREEMENTS

               TIC, the principal shareholder of the Company, invested in the
               Company, $50,000 for the purchase of an aggregate of 6,749,669
               Ordinary Shares of the Company at an average price per share of
               $7.41, which was determined based on the average closing sale price of the Company's Ordinary Shares for the 15-30 trading days prior to making any investment. The investment of TIC was made in accordance with share purchase agreement the Company entered into in December 2000.

               For a description of an undertaking and additional investments made by TIC in the aggregate amount of $29,152 in connection with the 2002 and 2005 rights offerings, see Notes 12G and 12I, respectively, and (6) below.

                                     F - 29

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (4)  EQUITY INVESTOR AGREEMENTS (cont.)

               In regard to the Company's financing efforts for the ramp-up plan and in connection with the September 2006 amendment to the
               Facility Agreement, following TIC's commitment to invest
               $100,000, the Company entered into a securities purchase
               agreement with TIC (the "Securities Purchase Agreement"). The
               Securities Purchase Agreement was approved by the Company's Audit
               Committee, Board of Directors and the Company's shareholders. The principal terms of the Securities Purchase Agreement were: (i) in consideration for its $100,000 investment, the Company agreed to issue to TIC capital notes convertible into 65,789,474 of the
               Company's Ordinary Shares at a conversion price per share of
               $1.52 (which equals the average closing price during the 10 consecutive trading days prior to signing the May 2006 Memorandum of Understanding with the banks); (ii) the Company would be deemed to have exercised the Call Option under the Equipment
               Purchase Agreement described below; and (iii) the Company and TIC would settle the amounts payable by TIC under the Securities
               Purchase Agreement with the amounts payable by the Company under the Equipment Purchase Agreement. The Securities Purchase
               Agreement closed contemporaneously with the closing of the
               September 2006 amendment.

               In order to implement the ramp-up plan in a timely manner, in May
               2006, the Company entered into an Equipment Purchase Agreement with TIC according to which TIC will order up to approximately
               $100,000 worth of equipment for Fab 2. Under the terms of the
               Equipment Purchase Agreement: (i) TIC had the right to sell to the Company the equipment at cost, plus related expenses; (ii)
               the Company had the right to purchase the equipment from TIC at cost, plus related expenses, subject to the Company having raised
               $100,000; and (iii) upon the purchase of the equipment from TIC the Company would assume TIC's obligations to the equipment suppliers.

               Upon the closing of the September 2006 amendment and the
               Securities Purchase Agreement, TIC transferred ownership over the purchased equipment to the Company and the Company assumed TIC's obligations to the equipment suppliers.

          (5)  AMENDMENTS TO THE PRIMARY WAFER PARTNER AND EQUITY INVESTOR
               AGREEMENTS

               Pursuant to the primary Wafer Partner Agreements, as amended, the primary Wafer Partners had an option to convert an aggregate of up to $7,507 of the unutilized long-term customers' advances, which they had as of December 31, 2005, into fully-paid Ordinary
               Shares of the Company. In 2006, one of the primary Wafer Partners converted $3,880 of its advances into paid-in equity entitling it to 2,455,905 Ordinary Shares of the Company. The number of shares was determined based on $1.58 per share, which was the average closing sale price of the Company's Ordinary Shares for the 15 trading days prior to December 31, 2005.

                                     F - 30

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (5)  AMENDMENTS TO THE PRIMARY WAFER PARTNER AND EQUITY INVESTOR
               AGREEMENTS (cont.)

               Pursuant to the primary Wafer Partner Agreements, as amended, each of the primary Wafer Partners has an option to convert, at the end of each calendar quarter commencing 2004, that portion of the long-term customers' advances which it is entitled to
               utilize, based upon payments made by such primary Wafer Partner and purchase orders received from the Wafer Partners through
               December 31, 2006, (subject to the below amendment with one of the Wafer Partners), into fully-paid Ordinary Shares of the
               Company. The number of shares is to be determined based on the average closing sale price of the Company's Ordinary Shares for the 15 trading days preceding the end of the relevant quarter.
               Accordingly, through December 31, 2006, two of the primary Wafer
               Partners had converted an aggregate of $6,073 of long-term customer advances into 4,007,663 fully-paid Ordinary Shares of the Company, at an average share price of $1.52 per share.

               Any quarterly amount, which the primary Wafer Partners have elected not to so convert, will not be utilizable against
               purchases made subsequent to that quarter, and shall bear
               interest, payable at the end of each quarter, at an annual rate equal to three-month LIBOR plus 2.5% through December 31, 2007, subject to the below amendment with one of the Wafer Partners.
               The aggregate principal of the unconverted long-term customers'
               advances, which could have been utilized against purchases and which the primary Wafer Partners elected not to convert into fully-paid Ordinary Shares of the Company and shall be repaid on
               December 31, 2007, is $1,691. Other than as described above in this paragraph and the preceding paragraph, each of the primary
               Wafer Partners agreed that long-term customer's advances could not be utilized before December 31, 2006. Following December 31,
               2006, the remaining long-term customer advances may be utilized as credits against new purchase orders to be placed.

               In 2006, the Company and one of the primary Wafer Partners, entered into an agreement to extend the period in which long-term customer's advances could not be utilized against purchases, to
               December 31, 2009. According to the agreement, with respect to certain orders placed until July 2006, and all orders placed thereafter through December 2009, such unutilized advances will bear interest at an annual rate equal to three-month LIBOR plus
               1.1%, payable at the end of each quarter, through December 31,
               2009. As of the balance sheet date an amount of $2,234 will be repaid on December 31, 2009.

                                     F - 31

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT

               OVERVIEW - In January 2001, the Company entered into a Facility
               Agreement with two leading Israeli banks ("Banks") entitling the
               Company to borrow an aggregate, as amended in January 2002, of
               $500,000 to finance the construction and equipping of Fab 2
               ("Facility Agreement"). Of that amount, the Company withdrew an aggregate of $497,000. Under the original terms of the Facility
               Agreement the loans bore interest at a rate of LIBOR plus 1.55%
               per annum payable at the end of each quarter. The loans were originally to be paid in 12 quarterly installments 3 years from date of each loan drawn down. The loans were subject to certain prepayment provisions. Unused amounts under the Facility
               Agreement were subject to a quarterly commitment fee of 0.25% per annum.

               NOVEMBER 2003 AMENDMENT - In November 2003, the Company and its
               Banks entered into an amendment to the Facility Agreement. The amendment was based, among other things, on an updated plan for the construction and equipping Fab 2 submitted to the Banks, and was approved by the Company's shareholders' meeting held in
               December 2003. Pursuant to the amendment, the Banks waived all noncompliance or breach of covenants by the Company prior to the date of amendment. The amendment further revised and updated the covenants under the Facility Agreement according to which the
               Company was obligated to comply with certain operational and financial ratios. The interest rate of LIBOR plus 1.55% per annum payable at the end of each quarter was increased to a rate of
               LIBOR plus 2.5% per annum payable at the end of each quarter.
               According to the amendment, the Company was to raise from
               specified financial sources an aggregate of $152,000 through
               December 2005.

               JANUARY 2005 AMENDMENT - In January 2005, the Company and its
               Banks signed a waiver letter agreement according to which the
               Banks waived the Company's non-compliance with certain financial ratios and covenants for the fourth quarter of 2004. The
               agreement also amended certain of the financial ratios and covenants with which the Company was to comply with during 2005, and which were further revised in the framework of the July 2005 amendment to the Facility Agreement described below.

               JULY 2005 AMENDMENT - In July 2005, the Company and its Banks
               entered into a definitive amendment to the Facility Agreement, which closed in August 2005. The amendment provided, among other things, for the Banks to provide additional financing of up to approximately $30,000, subject to the Company raising through the issuance of shares or convertible debentures $23,500 by October
               31, 2005 (which was subsequently extended to December 31, 2005)
               and an additional $6,500 by March 31, 2006. In connection with the amendment, certain of the Company's Equity Investors and
               Wafer Partners committed to invest an aggregate of $23,500 towards such funding in the context of a rights offering.

                                     F - 32

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               JULY 2005 AMENDMENT (CONT.)

               The July 2005 amendment further provided that: (i) any amounts raised in equity or in convertible debentures through March 31,
               2006, up to $30,000, would not constitute financing from other sources towards the $152,000 fundraising milestone; (ii) the last date in which the Company was to comply with the $152,000
               fundraising milestone was postponed from December 31, 2005 to
               June 30, 2006; and (iii) certain of the financial ratios and covenants through the third quarter of 2006 were revised.

               As described in Note 12I, the Company raised through January 2006
               $48,169 in a rights offering, thereby satisfying its obligations to raise $23,500 and $6,500 by December 31, 2005 and March 31,
               2006, respectively. Following the satisfaction of all the
               Company's commitments under the July 2005 amendment, the Banks provided the Company with $29,693 in additional loans.

               MAY 2006 AMENDMENTS - In May 2006, the Company and its Banks
               entered into amendments to the Facility Agreement, according to which (i) repayments of long-term loans in the amount of
               approximately $100,000, originally scheduled to be paid between
               October 2006 and June 2007, were deferred to July 2007 and (ii)
               the date on which the Company was required to raise an additional approximately $8,000 on account of the $152,000 fund raising milestone, was deferred from June 30, 2006 to September 30, 2006, such fundraising requirement was satisfied with the completion of the 2006 public offering described in Note 12J.

                                     F - 33

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               SEPTEMBER 2006 AMENDMENT (CONT.)

               SEPTEMBER 2006 AMENDMENT - As part of the financing for the ramp-up plan, in September 2006, the Company closed a definitive amendment to the Facility Agreement with its banks for the refinancing of the approximately $527,000 of long-term debt under its Facility Agreement. Pursuant to the amendment, among other things: (i) $158,000, representing approximately 30% of the outstanding debt under the Facility Agreement, was converted into capital notes of the Company, which notes are convertible into
               51,973,684 of the Company's Ordinary Shares, representing twice the average closing price per share during the ten days prior to signing the MOU; (ii) the interest rate applicable for the quarterly actual interest payment on the loans was decreased by
               1.4%, from LIBOR plus 2.5% per annum to LIBOR plus 1.1% per annum, effective from May 17, 2006 (the "Decreased Amount");
               subject to adjustment, in January 2011, the Banks will be issued such number of shares (or equity equivalent capital notes or convertible debentures) that equals the Decreased Amount divided by the average closing price of the Company's Ordinary Shares during the fourth quarter of 2010 (the "Fourth Quarter 2010
               Price"). If during the second half of 2010, the closing price of
               Company's Ordinary Shares on every trading day during this period exceeds $3.49, then the Banks will only be granted such number of shares (or equity equivalent capital notes or convertible
               debentures) that equals half of the Decreased Amount divided by the Fourth Quarter2010 Price. If during the period ending
               December 31, 2010, the Banks sell a portion of the capital notes or shares issuable upon the conversion of the capital notes described in (i) above, at a price per share in excess of $3.49, then the consideration payable for the interest rate reduction will be reduced proportionately. The amounts payable in
               securities of the Company may be payable in cash under certain circumstances and the Decreased Amount may be reduced in the event the Company prepays any part of the outstanding loans;
               (iii) the commencement date for the repayment of the outstanding loans, which following the conversion are approximately $369,000, was postponed from July 2007 to September 2009, such that the outstanding loans shall be repaid in 12 quarterly installments between September 2009 and June 2012, for further details see
               Note 8; (iv) the exercise periods of the warrants held by the
               Banks immediately prior to the signing of the September 2006 amendment, were extended such that they are exercisable until five years from the closing of the September 2006 amendment, for further details see Note 12B(5)(a) ; and (v) the financial ratios and covenants that the Company is to satisfy were revised to be inline with the Company's May 2006 working plan.

               The Company accounted for the September 2006 amendment in
               accordance with provisions set forth in IAS 39 FINANCIAL
               INSTRUMENTS: RECOGNITION AND MEASUREMENT Generally Accepted
               Accounting Standards in Israel are silent in regards to the accounting for debt modification. In addition, diversity in practice was observed across companies such that no one approach has been consistently applied to create practice in Israel for the accounting for debt modification. In light of the lack of guidance and considering that the Company has not previously accounted for debt modification in the past the Company decided to apply the guidance in IAS 39 regarding debt modification mainly for the following reasons: (i) Israeli GAAP requires that when there is no standard in Israel and no practice has evolved
               IFRS has to be applied, (ii) the Israeli Accounting Standards
               Board decided to adopt in full the IFRS starting in fiscal year
               2008 with early adoption recommended, and the Israel Securities
               Authority ("ISA") decided that, commencing from the second quarter of 2007, Notes to financial statements shall state the
               IFRS financial effect on such financial statements, (iii)
               Standard No. 22, which is based on IAS 32 FINANCIAL INSTRUMENTS:
               DISCLOSURE AND PRESENTATION, refers preparers of financial statements to the guidance in IAS 39 for the purposes of
               recognition and measurement of financial instruments (including measurement of debt modification), (iv) the adoption of IAS 39 does not create inconsistencies with prior periods and (v)
               recently adopted Israeli standards are all based on IFRS.

                                     F - 34

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               SEPTEMBER 2006 AMENDMENT (CONT.)

               Under IAS 39, the Company accounted for the debt modification under the September 2006 amendment as follows:

                    1.   The amount considered settled for shares and classified
                         to equity is based on the per share price as quoted at
                         the closing date; such amount totaled to $76,401.

                    2.   The remaining balance, totaling $435,209, is considered
                         to be substantially modified and thus treated as debt
                         extinguishment of the outstanding debt and the
                         incurrence of a new debt.

                    3.   The debt incurred is initially recognized at fair
                         value, totaling $355,138.

                    4.   The difference between the fair value of the debt
                         incurred and the outstanding debt (exclusive of the
                         amount used as proceeds for the share issuance in 1
                         above), totaling $80,071, is recognized in the
                         consolidated statement of operations as a gain on debt
                         restructuring in the current period.

               As described above the Banks will be issued such number of shares
               (or equity equivalent capital notes or convertible debentures)
               that equals the Decreased Amount divided by the Fourth Quarter
               2010 Price. If during the second half of 2010, the closing price of Company's Ordinary Shares on every trading day during this period exceeds $3.49, then the Banks will only be granted such number of shares that equals half of the Decreased Amount divided by the Fourth Quarter 2010 Price. The Company accounted for its obligation to issue shares initially, as an additional interest expense and adjusted the effective interest rate on the debt to the Banks. The Company will evaluate and, if required, adjust the effective interest rate based on the per share price at the end of each reporting period. As of the balance sheet date no such adjustment was required. See Note 19I for the accounting of the debt modification and the accounting of the Decreased Amount in accordance with U.S. GAAP

                                     F - 35

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               TIC'S UNDERTAKING - In connection with the November 2003
               amendment to the Facility Agreement, TIC undertook to the Banks to exercise all of the rights it received in a rights offering through June 2006. In addition, as part of TIC's undertaking, it agreed to purchase from the Company additional securities in a private placement on the same terms as the rights offering, in an amount equal to 50/93 of the difference between the amount the
               Company was to raise in the rights offering and the amount raised from shareholders other than TIC, less any amounts actually invested in the rights offering by TIC in connection with the exercise of its own rights. The July 2005 amendment provided that
               TIC's undertaking shall be extended from June 30, 2006 to
               December 31, 2006; (ii) such undertaking will be deemed to have been fulfilled if TIC invests at least $14,000 in the context of a rights offering. This undertaking was fulfilled following TIC's
               $20,000 investment in the Company in the context of the 2005 rights offering (see Note 12I).

               For details regarding 58,906 warrants issued to TIC in connection with its undertaking described above, see Note 12B(5)(b).

               The Company has agreed to indemnify TIC for any liabilities it incurs with respect to these arrangements, up to a maximum of
               $100,000 as follows: up to $25,000 in cash and any amount
               exceeding such $25,000 limit will earn interest at LIBOR plus
               2.5% and will be paid on the same terms that the Company repays its loans to the Banks. As of the balance sheet date, no such indemnification has been required.

               WARRANTS ISSUED TO THE BANKS - For details regarding 9,161,060 outstanding warrants granted to the Banks in connection with the
               Facility Agreement, see Note 12B(5)(a).

               COMPLIANCE WITH FINANCIAL RATIOS AND COVENANTS - As of the
               balance sheet date, the Company was in full compliance with all of the financial ratios and covenants under the amended Facility
               Agreement According to the Facility Agreement, satisfying the financial ratios and covenants is a material provision. The amended Facility Agreement provides that if, as a result of any default, the Banks were to accelerate the Company's obligations, the Company would be obligated, among other matters, to
               immediately repay all loans made by the Banks (which as of the balance sheet date amounted to approximately $369,000) plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement,
               including enforcement of their liens against all of the Company's assets.

                                     F - 36

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               LIENS - Under the Facility Agreement, the Company agreed to register liens in favor of the Banks on substantially all its present and future assets. If, as a result of any default under the Facility Agreement, the Banks were to accelerate the
               Company's obligations, the Company would be obligated to
               immediately repay all loans made by the Banks (which as of the approval date of the financial statements amounted to
               approximately $369,000), plus penalties, and the Banks would be entitled to exercise the remedies available to them under the
               Facility Agreement, including enforcement of the liens against the Company's assets.

               OFFEROR BY THE BANKS - If one or more certain bankruptcy related events occur, the Banks are entitled to bring a firm offer made by a potential investor to purchase the Company's Ordinary Shares
               ("the Offer") at a price provided in the Offer. In such case, the
               Company shall be required thereafter to procure a rights offering to invest up to 60% of the amount of the Offer on the same terms.
               If the Offer is conditioned on the offeror purchasing a majority of the Company's outstanding share capital, the rights offering will be limited to allow for this, unless TIC and the primary
               Wafer Partners agree to exercise in a rights offering rights applicable to their shareholdings and agree to purchase in a private placement enough shares to ensure that the full amount of the Offer is invested.

          (7)  FAB 2 CONSTRUCTION AGREEMENT

               In August 2000, the Company entered into a fixed price turn-key agreement with a contractor for the design and construction of
               Fab 2 in consideration of approximately $200,000 subject to the satisfaction of certain performance milestones stipulated in the agreement. As of December 31, 2006, the Company has paid
               approximately all the amounts payable to the contractor.

                                     F - 37

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (8)  APPROVED ENTERPRISE STATUS

               In December 2000, the Investment Center approved an investment program in connection with Fab 2 for expansion of the Company's plant. The approval certificate for the program provided for a benefit track entitling the Company to investment grants at a rate of 20% of qualified investments of up to $1,250,000, or an aggregate of up to $250,000, of which as of the balance sheet date, an aggregate of $163,362 has been received from the
               Investment Center. Under the terms of the program, investments in respect of Fab 2 were to be completed by December 31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned construction of Fab 2, market conditions and slower than planned ramp-up, the Company completed
               approximately 72% of the investments under the approved
               enterprise program. The Company has been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program commencing as of January 1, 2006.
               As of the approval date of the financial statements, the
               Company's management cannot estimate when, if at all, the Company will receive approval of its request for a new expansion program.

               Any failure by the Company to meet the conditions of the 2000 approval certificate may result in the cancellation of all or a portion of the grants to be received and tax benefits and in the
               Investment Center requiring the Company to repay all or a portion of grants already received. Under Israeli law, the Company's non-completion of investments in an amount of $1,250,000 by
               December 31, 2005 may permit the Investment Center to require the
               Company to repay all or a portion of grants already received.
               Management believes that it is improbable that the Investment
               Center would demand the Company to repay all or a portion of grants already received, or deny investment grants receivable as of December 31, 2005, due to its non-completion of investments in the amount of $1,250,000 by December 31, 2005 - see also Note
               16A.

          (9)  AGREEMENT WITH THE ILA

               In November 2000, the Company entered into a development
               agreement with the Israel Land Administration ("ILA") with respect to a parcel of land on which Fab 2 was constructed.
               Following the completion of the construction of Fab 2 on the land, in June 2003, the Company entered into a long-term lease agreement with the ILA for a period ending in 2049. The lease payments through 2049 relating to this lease have been paid in advance.

                                     F - 38

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (10) HEDGING ACTIVITIES

               For hedging transactions and agreements of the Company, see Note
               18C.

          (11) OTHER AGREEMENTS

               Through December 31, 2006, the Company had entered into several additional agreements related mainly to the construction,
               equipping and transfer of technology for Fab 2. The Company's aggregate commitment in connection with these agreements which were not supplied or rendered as of such date amounted to
               approximately $20,000.

          B.   LICENSE AGREEMENTS

               (1)  In June 2000, the Company entered into a cross license agreement with a major technology company. According to the agreement, each party acquired a non-exclusive license to
                    certain of the other's patents. The Company agreed to pay an annual royalty through July 2005. In July 2006, the Company extended its cross license agreement with the major
                    technology company until December 2010. According to terms of the new agreement, each party acquired a non-exclusive
                    license to certain of the other's patents, and the Company agreed to pay an annual royalty through 2010.

               (2)  In May 2002, the Company entered into a joint development and royalty-free, non-exclusive cross-license agreement with a Japanese semiconductor manufacturer corporation, for the joint development of certain technology to be used by the
                    Company in its Fab 2 and by the Japanese manufacturer in its facilities. In April 2005, the Japanese semiconductor
                    manufacturer corporation elected, and the Company agreed, to cease the joint development of certain technology and to
                    terminate the agreement. However, the license rights granted to the parties continue pursuant to the terms of the May
                    2002 agreement. According to the terms of the termination
                    agreement, the Japanese manufacturer paid the Company an
                    amount of $2,500 in 2005. In addition, each party expressly released the other party from any obligations or liabilities of any nature in connection with the original agreement.
                    Revenues for 2005 and 2004 include $8,000 and $1,944,
                    respectively, in relation to this agreement.

                                     F - 39

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     B.   LICENSE AGREEMENTS (cont.)

          (3)  In October 1997 the Company and Saifun Semiconductors Ltd
               ("Saifun") entered into an agreement for certain exclusive semiconductor manufacturing rights on certain licensed
               technology. The agreement set certain limitations on Saifun regarding future licensing of such technology. Pursuant to certain provisions of the agreement, the Company and Saifun were obligated to pay each other royalties. The agreement was
               terminated in 2006, with the signing of a new agreement,
               according to which, among other things, Saifun extended the term of the license granted to the Company for certain licensed technology. Pursuant to certain provisions of the agreement, the
               Company and Saifun are obligated to pay each other royalties.

          (4)  The Company from time to time enters into intellectual property and licensing agreements with third parties. The effect of each of them on the Company's total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties. See also Note 10A.

     C.   LEASES

          (1)  The Company's offices and engineering and manufacturing operations are located in a building complex situated in an industrial park in Migdal Ha'emek, in the northern part of
               Israel. These premises are currently occupied under a long-term lease from the Israel Lands Authority, which expires in 2032. The
               Company has no obligation for lease payments related to this lease through the year 2032.

          (2)  With respect to a long-term lease agreement of land on which Fab
               2 was constructed, see paragraph A(9) above.

          (3)  The Company occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2006.

     D.   OTHER PRINCIPAL AGREEMENTS

          (1)  The Company, from time to time in the ordinary course of business, enters into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned by both the other entities and the Company.

                                     F - 40

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     D.   OTHER PRINCIPAL AGREEMENTS (cont.)

          (2)  SILICONIX - In May 2004, the Company and chip maker Siliconix incorporated ("Siliconix"), a wholly-owned subsidiary of Vishay
               Intertechnology Inc., entered into a definitive long-term foundry agreement for semiconductor manufacturing. Pursuant to the agreement, Siliconix will place with the Company orders valued at approximately $200,000 for the purchase of wafers to be
               manufactured in the Company's Fab 1 over a seven to ten year period. Approximately $53,000 of that amount will be delivered over an initial three-year period commencing the second quarter of 2005 (the date on which the transfer of Siliconix's technology to Fab 1 was completed). According to the agreement, in August
               2004 Siliconix advanced the Company $20,000 to be used primarily for the purchase of additional equipment required to satisfy
               Siliconix's orders. The advanced amount is credited towards the purchase price of wafers. The unused remaining balance of the
               $20,000 ($9,631 as of December 31, 2005, none as of December 31,
               2006) was included as of December 31, 2005 in designated cash and short-term interest-bearing deposits in the balance sheet. The
               Company registered liens in favor of Siliconix on the bank account in which the $20,000 was deposited and over the equipment purchased in connection with the transaction.

          (3)  SANDISK CORPORATION - In August 2006, the Company signed an agreement with SanDisk Corporation ("SanDisk"), one of its wafer partners, to invest in the expansion of its 0.13 micron
               manufacturing capacity. SanDisk committed to purchase, upon such expansion, volume quantities of 0.13 micron wafers during 2007 and 2008 and will have a right of first refusal on the use of this extra capacity in 2009. The Company and SanDisk also signed a Loan Agreement under which the Company was entitled to borrow funds not to exceed, in the aggregate, the principal amount of approximately $10,000 from SanDisk for the purpose of financing the purchase of the equipment needed for said expansion. The loan will be repaid with interest on the amounts outstanding at any time under the loan at LIBOR plus 1.1% over eight consecutive quarters. Pursuant to the agreement, in order to secure the repayment of the loan, SanDisk has been granted a first ranking charge on the equipment purchased therewith. As of the balance sheet date the entire approximately $10,000 loan was received.

     E.   ENVIRONMENTAL AFFAIRS

          The Company's operations are subject to a variety of laws and governmental regulations in Israel relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in the production processes. Operating permits and licenses are required for the operations of the Company's facilities and these permits and licenses are subject to revocation, modification and renewal.
          Government authorities have the power to enforce compliance with these regulations, permits and licenses. As of the approval date of the financial statements, the Company was in compliance with the terms of the permits and licenses.

                                     F - 41

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - COMMITMENTS AND CONTINGENCIES (cont.)

     F.   CLASS ACTION

          In June 2006, the United States Court of Appeals for the Second
          Circuit affirmed the August 2004 decision of the United States
          District Court for the Southern District of New York to dismiss the class action suit filed in July 2003 against the Company and certain of its directors, Wafer Partners and Equity Investors (the
          "Defendants"). The plaintiffs had asserted claims arising under the
          Securities Exchange Act of 1934, alleging misstatements and omissions made by the Defendants in materials sent to the Company's shareholders in April 2002 with respect to the approval of an amendment to the
          Company's investment agreements with its Fab 2 investors. The District
          Court accepted the motion to dismiss filed on behalf of the defendants and noted that the Company's status as a foreign private issuer exempts the Company, its directors and controlling shareholders, from liability under the proxy rules of Section 14(a) of the Securities
          Exchange Act.

     G.   AMENDMENT TO ISRAELI BANKING REGULATIONS

          Pursuant to an amendment to a directive published by the Israel
          Supervisor of Banks, effective March 31, 2004, the Company may be deemed part of a group of borrowers comprised of the Ofer Brothers
          Group, TIC, and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive provides for limits on amounts that banks may lend to borrowers or groups of borrowers. Should the Company's Banks exceed these limitations, they may limit the Company's ability to borrow other money in the future and may require the Company to return some or all of the outstanding borrowings (which were approximately $369,000 as of the approval date of the financial statements). As of the approval date of the financial statements, the Company had received no such request.

     H.   OTHER COMMITMENTS

          Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received. In management's opinion, the Company has been in full compliance with the conditions through December 31, 2006. In regard to investment center grants see
          Note 11A(8).

                                     F - 42

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY

     A.   DESCRIPTION OF ORDINARY SHARES

          As of December 31, 2006 and 2005, the Company had 800,000,000 and
          500,000,000 authorized Ordinary Shares, respectively, par value NIS
          1.00 each, of which 100,752,767 and 66,932,056, respectively, were issued and outstanding (net of 1,300,000 Ordinary Shares held by the
          Company as of such dates). As of the balance sheet date, there were
          214,920,136 Ordinary Shares of the Company contingently issuable. This amount includes Ordinary Shares to be issued under various agreements according to their provisions related certain Wafer Partners, see Note
          11A(3), Equity Investor warrants, see B(5)(b) below the exercise of outstanding warrants, see J and K below, or options granted to employees and non-employees, see B(1) below, the conversion of all outstanding convertible debentures, see Note 9 above and the exercise of all capital notes, see C below. Holders of Ordinary Shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

     B.   SHARE OPTION PLANS

          (1)  EMPLOYEE, CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE
               OFFICER AND DIRECTOR SHARE OPTIONS

               (A)  GENERAL - The Company has granted to its employees options to purchase its Ordinary Shares under several option plans adopted by the Company since 1995. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, the
                    options are granted at an exercise price which equals the
                    market value of the Ordinary Shares at the date of grant;
                    vest over a three to four-year period according to various vesting schedules; and are not exercisable beyond ten years from the grant date.

               (B)  OPTIONS TO THE NEW CHAIRMAN OF THE COMPANY'S BOARD OF
                    DIRECTORS - In December 2006, the Audit Committee and Board
                    of Directors of the Company approved the appointment of a
                    new Chairman to the Board of Directors of the Company and
                    approved to grant him options to purchase 3,158,090 Ordinary
                    Shares of the Company, which constituted one per cent (1.0%)
                    of the Company's issued and outstanding share capital on a fully diluted basis as of December 20, 2006, the date the
                    Board of Directors approved the grant. The exercise price is
                    $1.88, which was the closing price of the Company's Ordinary
                    Shares on the NASDAQ Global Market on the trading day
                    immediately prior to the date of approval of the grant by
                    the Shareholders of the Company. The options shall vest over
                    4 years as follows: 25% will vest on the 12 month
                    anniversary of the shareholders approval date and 6.25% will vest on each 3 month anniversary of the first vesting date until fully vested. The options grant to the new chairman of the Board of Directors was approved by the Shareholders of the Company in January 2007. As of December 31, 2006, no
                    compensation expense was incurred by the Company in
                    connection with the option grant.

                                     F - 43

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS

          (1)  EMPLOYEE, CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE
               OFFICER AND DIRECTOR SHARE OPTIONS (cont.)

               (C)  OPTIONS TO THE COMPANY'S CHIEF EXECUTIVE OFFICER AND
                    DIRECTOR - In April 2005, the Company's Board of Directors
                    approved the grant of options to purchase up to 1,325,724
                    Ordinary Shares to the Company's Chief Executive Officer
                    ("CEO"), who also serves as a director, which was further
                    approved by the Company's shareholders in October 2005.
                    These options are exercisable at an exercise price of $1.56, which was the closing market price of the Company's shares on the last trading day prior to the board approval of the grant. These options will vest over a four-year period, with
                    25% vesting over each year of employment. The options
                    granted are exercisable for a period of ten years from the date of grant.

                    In May 2006, the Company's Audit Committee and Board of
                    Directors approved the grant of options to the CEO, in
                    addition to the options granted to him in 2005, such that in total, the CEO will hold options to purchase shares that
                    represent 4% of the Company's shares on a fully diluted
                    basis during the two-year period from the approval of the
                    Audit Committee. The exercise price of the initial grant of the additional options was $1.45, the 90-day average closing price of the Company's shares prior to the Board of
                    Directors' approval. In future dilutive events following May
                    2006, additional options will be granted to the CEO with an exercise price equal to the price per share of the newly
                    issued securities. Under certain circumstances, the exercise price will equal the 30-day average closing price of the
                    Company's shares prior to the dilutive event. The additional options granted during the two-year period, will vest in
                    equal amounts over 4 years of employment commencing from May
                    2006. Any decrease in the Company's shares on a fully
                    diluted basis during the two-year period from the approval of the Audit Committee will be followed by the cancellation of the corresponding options granted to the CEO. The options will be exercisable for a period of 10 years from the date of grant. No additional options will be granted under the
                    CEO's 2005 option arrangement, which was approved by the
                    Company's shareholders in October 2005. The new grant of
                    options and its terms were approved by the Company's
                    shareholders in September 2006. As of the balance sheet
                    date, a total of 12,714,657 options were outstanding to the
                    CEO. The cost of the total options granted to the CEO was
                    determined based on the fair value at the grant dates in
                    accordance with Standard No. 24 and amounted to $10,309.
                    Such amount is expensed on an accelerated basis over the
                    vesting periods of the options.

                                     F - 44

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (1)  EMPLOYEE, CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE
               OFFICER AND DIRECTOR SHARE OPTIONS (cont.)

               (D)  EMPLOYEE OPTIONS - In May 2006, the Company's board of directors approved a plan to offer each of the Company's
                    employees the opportunity to exchange their existing options to purchase Ordinary Shares for new options with an exercise price of $1.45, which is the average closing price of the
                    Company's shares on the NASDAQ during the 90 consecutive
                    trading days prior to the board of directors' approval.
                    Accordingly 4,299,250 options were exchanged. The new
                    options were granted based on terms similar to the existing employee option plan with new vesting periods, starting May
                    2006. The cost of the new options was determined based on
                    the fair value at the grant dates in accordance with
                    Standard No. 24 and amounted to $1,726. Such amount is
                    amortized as an expense on an accelerated basis over the
                    vesting periods of the new options.

                    The Board of Directors further approved that if the total
                    number of employee options, including the options to the
                    CEO, during the two-year period from May 2006 will represent less than 8% of the Company's shares on a fully diluted
                    basis, additional options will be allocated for grants to
                    the Company's employees. As of the balance sheet date,
                    approximately 2,195,000 options are reserved for future
                    grant of options to employees.

               (E)  OPTIONS GRANTED TO DIRECTORS - During 2001, the Audit
                    Committee, the Board of Directors of the Company and the
                    shareholders of the Company approved a stock option plan
                    pursuant to which certain of the Company's directors will be granted options to purchase up to 400,000 Ordinary Shares of the Company (40,000 to each eligible director appointed to the Board of Directors) at an exercise price equal to the
                    market price of the Company's shares on the grant dates. In accordance with this option plan, 40,000 options were
                    granted in 2006 to one director who was appointed in 2006 at exercise prices of $1.47, which equals the market price of the Company's shares on the grant date. As of both December
                    31, 2006 and December 31, 2005, 280,000 options were
                    outstanding under the plan with a weighted average exercise price of $4.33 and $5.39, respectively.

                    Options granted under the plan vest over a four-year period according to various vesting schedules, and generally may
                    not be exercised beyond five years from the date they first become exercisable. So long as the Independent Directors
                    Option Plan described below remains in effect, no new
                    independent director, following January 2007, will be
                    entitled to receive options under the 2001 director options plan.

                                     F - 45

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (1)  EMPLOYEE, CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE
               OFFICER AND DIRECTOR SHARE OPTIONS (cont.)

               (E)  OPTIONS GRANTED TO DIRECTORS (CONT.)

                    In addition, during 2000 and 2001, the Audit Committee, the
                    Board of Directors of the Company and the shareholders of
                    the Company approved the grant to a director of the Company options to purchase up to 50,000 and 21,500 Ordinary Shares, respectively, of the Company at an exercise price of $20.00 and $10.75, respectively, per share, the market price of the
                    Company's shares on the dates of grant. The options were
                    exercisable for a period of three years from the date on
                    which they have become vested. As of December 31, 2006, all the options expired.

               (F)  INDEPENDENT DIRECTORS OPTION PLAN - In November 2006, the
                    Company's Board of Directors approved, following the
                    approval by the Audit Committee, the grant to each
                    independent director options to purchase Ordinary Shares
                    ("Initial Options") that shall equal 150,000 less the number of options to purchase Ordinary Shares held by such
                    independent director as of January 31, 2007, the date the
                    shareholders approved the grant (the "Initial Grant Date")
                    and which, as of the Initial Grant Date, have not vested.
                    The Initial Options shall vest over 3 years, one third will vest on the 12 month anniversary of the Initial Grant Date, and thereafter, the remaining two thirds will vest on a
                    monthly basis until fully vested. The exercise price per
                    Initial Option is $1.88, which was the closing price of the
                    Company's Ordinary Shares on the NASDAQ on the trading day immediately prior to the Initial Grant Date. As of December
                    31, 2006 no compensation expense was incurred by the
                    Company.

                    Each new independent director appointed after the Initial
                    Grant Date shall be granted 150,000 options to purchase
                    Ordinary Shares ("Subsequent Options"), which, shall vest
                    over 3 years, one third on the 12 month anniversary of the date on which such independent director shall have served on the Board of Directors of the Company, the remaining two
                    thirds will vest on a monthly basis until fully vested. The exercise price per Subsequent Option shall be the closing
                    price of the Company's Ordinary Shares on the NASDAQ on the trading day immediately prior to the relevant date of
                    appointment.

                    Upon each 36 month anniversary of a previous grant of
                    options to an independent director (each a "Tenure Grant
                    Date"), each such independent director shall be granted an additional 150,000 options to purchase Ordinary Shares
                    ("Tenure Options"), which will vest over 3 years on a
                    monthly basis until fully vested. The exercise price per
                    Tenure Option shall be the closing price of the Company's
                    Ordinary Shares on the NASDAQ on the trading day immediately prior to the relevant Tenure Grant Date.

                                     F - 46

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (1)  EMPLOYEE, CHAIRMAN OF THE BOARD OF DIRECTORS, CHIEF EXECUTIVE
               OFFICER AND DIRECTOR SHARE OPTIONS (cont.)

               (F)  INDEPENDENT DIRECTORS OPTION PLAN (CONT.)

                    Subject to certain conditions, the Initial Options,
                    Subsequent Options and Tenure Options that have vested shall be exercisable by an Independent Director for a period of
                    ten years following the date on which the Initial Options,
                    Subsequent Options or Tenure Options, as the case may be,
                    first vested.

                    So long as this option plan remains in effect, no future
                    grants will be made to independent directors under the plan described in (1)(e) above.

                    The independent directors' option plan was approved by the shareholders of the Company in January 2007.

               (G)  EXPIRATION OF OPTIONS GRANTED TO THE COMPANY'S FORMER
                    CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE
                    OFFICER - In March 2003, the Board of Directors of the
                    Company approved a share option plan, which was approved by the Company's shareholders in May 2003, pursuant to which
                    the Company's former Chairman of the Board of Directors and
                    CEO was granted options to purchase up to 1,043,000 Ordinary
                    Shares of the Company at an exercise price of $2.98, the
                    average closing trading price for the Company's Ordinary
                    Shares during the 30 consecutive trading days preceding the date of board approval of an amendment to the Fab 2
                    investment agreements. Due to his resignation in May 2005,
                    625,800 options granted to him were fully forfeited and
                    417,200 options were exercisable until May 2006. None were exercised.

                                     F - 47

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (2)  SUMMARY OF THE STATUS OF ALL THE COMPANY'S EMPLOYEE AND DIRECTOR
               SHARE OPTIONS

               A summary of the status of all the Company's employee and
               director share option plans as of December 31, 2006, 2005 and
               2004, as well as changes during each of the years then ended, is presented below (for options granted to the Banks, a related party and a consultant, see B(5) below):

                                         2006                                 2005                                2004
                            ------------------------------       ------------------------------       ------------------------------
                                                Weighted                            Weighted                             Weighted
                               Number            average           Number            average            Number            average
                          of share options    exercise price  of share options    exercise price   of share options    exercise price

 Outstanding as of
 beginning of year           13,011,575        $      4.19        10,212,920        $      5.71         6,842,442        $      7.93
Granted                      17,414,268               1.52         5,000,224               1.54         4,364,954               2.69
Exercised                        (7,250)              1.58                 -                              (95,250)              7.00
Terminated                     (132,176)             10.95           (77,214)             12.45                 -
Forfeited                    (6,772,375)              5.23        (2,124,355)              4.99          (899,226)              7.89
                            -----------                          -----------                          -----------
Outstanding as of end
of year                      23,514,042               1.87        13,011,575               4.19        10,212,920               5.71
                            ===========                          ===========                          ===========

Options exercisable
as of end of year             2,849,132        $      4.25         4,602,447        $      7.77         3,010,870        $     10.78
                            ===========                          ===========                          ===========

                                     F - 48

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (3)  SUMMARY OF INFORMATION ABOUT EMPLOYEE SHARE OPTIONS OUTSTANDING

               The following table summarizes information about employee share options outstanding as of December 31, 2006:

                                                                            Exercisable as of
                Outstanding as of December 31, 2006                         December 31, 2006
  --------------------------------------------------------------       ---------------------------
                                   Weighted average    Weighted
Range of exercise     Number          remaining         average          Number       Weighted average
     prices         outstanding    contractual life  exercise price    exercisable     exercise price
  -----------       ----------       ----------       ----------       ----------       ----------
                                    (in years)

  $ 1.00-1.99       20,741,671             9.19       $     1.50        1,066,253       $     1.53
    2.00-2.99        1,427,683             8.56             2.19          562,781             2.22
    3.00-3.99          265,013             7.57             3.26          173,690             3.25
    4.42-4.92          114,551             6.50             4.45           87,784             4.45
    5.00-5.96           27,000             6.44             5.06           20,750             5.08
    6.00-6.99           80,050             3.67             6.05           79,800             6.05
    7.00-7.99          505,000             0.25             7.00          505,000             7.00
    8.00-8.99           90,918             1.55             8.78           90,918             8.78
  10.00-10.89           33,806             4.07            10.42           33,806            10.42
  11.81-11.81          200,000             4.41            11.81          200,000            11.81
  14.25-17.19            3,000             3.81            16.50            3,000            16.50
  18.75-18.75            5,000             3.26            18.75            5,000            18.75
  20.00-15.00           20,350             3.40            24.65           20,350            24.65
                    ----------                                         ----------
                    23,514,042                                          2,849,132
                    ==========                                         ==========

          (4)  WEIGHTED AVERAGE GRANT-DATE FAIR VALUE OF OPTIONS GRANTED TO
               EMPLOYEES

               The weighted average grant-date fair value of the options granted during 2006, 2005 and 2004 to employees and directors amounted to
               $0.81, $0.83 and $1.53 per option, respectively. The Company utilized the Binomial lattice model in 2006 and the Black-Scholes option-pricing model in 2005 and 2004. The Company estimated the fair value, utilizing the following assumptions for the years
               2006, 2005 and 2004 (all in weighted averages):

                                    2006              2005              2004
                                 -----------       -----------       -----------

Risk-free interest rate          4.44%-4.81%       3.69%-4.34%       2.84%-3.88%
Expected life of options          10 years         4.49 years         4.5 years
Expected annual volatility         65%-67%           54%-69%           65%-82%
Expected dividend yield             None              None              None

                                     F - 49

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (5)  NON-EMPLOYEE WARRANTS

               (A)  BANKS WARRANTS - As of December 31, 2006, the Company
                    granted the Banks an aggregate of 9,561,060 warrants to
                    purchase Ordinary Shares of the Company, at terms described below, of which 9,161,060 (4,580,530 each) were outstanding and exercisable as of the approval date of the financial
                    statements, at a weighted average exercise price of $1.70
                    per share

                    WARRANTS ISSUED IN JANUARY 2001 - In January 2001, as part of the Facility Agreement described in Note 11A(6), the
                    Banks received an aggregate of 400,000 warrants to purchase
                    Ordinary Shares of the Company (200,000 each) at an exercise price, as amended in December 2001, of $6.20 per share. The warrants expired in January 2006.

                    The cost of the warrants issued to the Banks, determined
                    based on the fair value at the grant and amendment dates in accordance with SFAS 123, amounted to a total of $5,466.
                    Such amount was amortized as deferred financing charges over the terms of the loans under the Facility Agreement.

                    WARRANTS ISSUED IN DECEMBER 2003 - In December 2003, as part of an amendment to the Facility Agreement, the Banks
                    received an aggregate of 896,596 warrants to purchase
                    Ordinary Shares of the Company (448,298 each) at an exercise price of $6.17 per share, the 15 day average closing price of the Company's Ordinary Shares prior to the date the
                    amendment with the Banks was signed. All the warrants are
                    exercisable. The warrants were exercisable for a five-year period ending December 2008. Under the terms of the
                    September 2006 amendment, the exercise period of the
                    warrants was extended to five years from the closing of the
                    September 2006 amendment, to September 2011.

                    The cost of the warrants issued to the Banks, determined
                    based on the fair value at the grant and amendment dates in accordance with SFAS 123, amounted to a total of $4,168.
                    Such amount was amortized as deferred financing charges over the terms of the loans under the Facility Agreement.

                                     F - 50

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (5)  NON-EMPLOYEE WARRANTS (cont.)

               (A)  BANKS WARRANTS (CONT.)

                    WARRANTS ISSUED IN JULY 2005 - In connection with the July
                    2005 amendment to the Facility Agreement detailed in Note
                    11A(6) above, the Company issued warrants to the Banks
                    exercisable into an aggregate of 8,264,464 Ordinary Shares of the Company (4,132,232 each), with an exercise price of
                    $1.21. One-half, of the warrants was exercisable for five
                    years ending in August 2010, and one-half of the warrants
                    was to be exercisable for five years from the date on which the Company and the Banks will agree to reschedule the loan repayment dates. Under the terms of the September 2006
                    amendment, the exercise period of all of the July 2005
                    warrants was extended to five years from the closing of the
                    September 2006 amendment, to September 2011.

                    The cost of the 8,264,464 warrants, determined based on the fair value at the grant and amendment dates in accordance
                    with SFAS 123, amounted to a total of $6,718. Such amount
                    was amortized as deferred financing charges over the term of the loans under the Facility Agreement.

                    In lieu of paying the exercise price in cash, the Banks are entitled to exercise all their warrants on a "cashless"
                    basis, i.e. by forfeiting part of the warrants in exchange for Ordinary Shares equal to the aggregate fair market value of the shares underlying the warrants forfeited less the
                    aggregate exercise price.

               (B)  WARRANTS GRANTED TO A RELATED PARTY - In consideration for
                    TIC's undertaking described in Note 11A(6), the Company
                    issued TIC warrants for the purchase of 58,906 of the
                    Company's Ordinary Shares. The exercise price for the
                    warrants is $6.17 per share, the 15-day average closing
                    price of the Company's Ordinary Shares prior to the date the
                    November 2003 amendment with the Banks described in Note
                    11A(6) was signed. All the warrants are fully vested and
                    none of them was exercised. The warrants are exercisable for a five-year period ending December 2008.

                    The cost of the warrants award granted to TIC, determined
                    based on the fair value at the grant date in accordance with
                    SFAS 123, amounted to a total of $259. Such amount was
                    allocated to other assets as deferred financing charges and was amortized as financing expense over the terms of the
                    loans under the Facility Agreement with the Banks.

                                     F - 51

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (6)  PRO FORMA LOSS PER SHARE ACCORDING TO SFAS 123 AND SFAS 148

               Had compensation cost for the Company's share option plans been determined based on the fair value at the grant dates for all awards made through December 31, 2005 in accordance with SFAS
               123, as amended by SFAS 148, the Company's pro forma loss per share would have been as follows:

                                           For the year ended
                                              December 31,
                                      --------------------------
                                         2005             2004
                                      ---------        ---------

PRO FORMA LOSS
Loss for the year, as reported        $(203,082)       $(137,768)
Less - stock-based compensation
determined under APB 25                       -                -
Add - stock-based compensation
determined under SFAS 123                (4,229)          (3,980)
                                      ---------        ---------
Pro forma loss                        $(207,311)       $(141,748)
                                      =========        =========

BASIC LOSS PER SHARE
As reported                           $   (3.06)       $   (2.13)
                                      =========        =========
Pro forma                             $   (3.12)       $   (2.19)
                                      =========        =========

     C.   CAPITAL NOTES

          (1)  BANKS' CAPITAL NOTES

               As part of the September 2006 Amendment to the Facility
               Agreement, $158,000, representing approximately 30% of the outstanding debt under the Facility Agreement, was converted into capital notes of the Company, convertible into 51,973,684 of the
               Company's Ordinary Shares, representing twice the average closing price per share during the ten days prior to signing the MOU. For additional information regarding the capital notes to the Banks see Note 11A(6).

          (2)  TIC'S CAPITAL NOTES

               Contemporaneous with the closing of the September 2006 Amendment and as part of the Securities Purchase Agreement between the
               Company and TIC, the Company issued TIC in consideration of its
               $100,000 investment, capital notes convertible into 65,789,474 of the Company's Ordinary Shares, at a price per share of $1.52
               (which equals the average closing price during the 10 consecutive trading days prior to signing the MOU). For additional
               information regarding the capital notes to TIC see Note 11A(6).

                                     F - 52

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     D.   TREASURY STOCK

          During 1998, the Board of Directors of the Company authorized, subject to certain conditions, the purchase of up to 1,400,000 Ordinary Shares of the Company to facilitate the exercise of employee stock options under the Company's share option plans. During 1999 and 1998, the
          Company funded the purchase by a trustee of 142,500 and 1,157,500, respectively, of the Company's Ordinary Shares.

     E.   DIVIDEND DISTRIBUTIONS

          According to the Facility Agreement, as amended (see Note 11A(6)), the
          Company undertook not to distribute any dividends prior to the date that all amounts payable under the Facility Agreement have been paid in full.

     F.   SALE OF SECURITIES - JANUARY 2002

          In January 2002, the Company issued on the Tel Aviv Stock Exchange,
          NIS 110,579,800 principal amount of convertible debentures, under terms described in Note 9B. Together with the convertible debentures the Company issued for no consideration an aggregate of 552,899 options and 2,211,596 Options (Series 1). As of the date of the financial statements, all said options expired and none were exercised.

          The total initial proceeds raised were $23,200, and costs related to the issuance of the securities and the prospectus were approximately
          $1,750. See Note 19F for the presentation and the accounting treatment of the sale of these securities under U.S. GAAP.

     G.   RIGHTS OFFERING - OCTOBER 2002

          In October 2002, the Company issued in connection with a rights offering done on the NASDAQ and on the Tel-Aviv Stock Exchange
          4,097,964 Ordinary Shares of the Company and 1,844,070 warrants to purchase Ordinary Shares of the Company, in consideration for aggregate gross proceeds of $20,490. Of these amounts, 4,086,037
          Ordinary Shares and 1,838,715 warrants were issued to Wafer Partners and Equity Investors in consideration for an aggregate of $20,430.
          Each warrant was exercisable for the purchase of one Ordinary Share at an exercise price of $7.50 for a period ending on October 31, 2006.
          None of the warrants were exercised. Costs in relation to the prospectus and the issuance of the securities were approximately $800.

     H.   PUBLIC OFFERING - JANUARY 2004

          In January 2004, the Company completed a public offering of its
          Ordinary Shares in the U.S. at a price of $7.00 per share. Following the offering, and including the partial exercise in February 2004 of an over-allotment option the Company granted the underwriters, the
          Company issued 11,444,500 of its Ordinary Shares, in consideration for gross proceeds of $80,112 (net of related costs - $75,086).

                                     F - 53

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     I.   RIGHTS OFFERING - DECEMBER 2005

          In December 2005, the Company filed in Israel and the U.S. a prospectus for the distribution of transferable rights to purchase up to $50,000 U.S. dollar denominated debentures that are convertible into up to 45,454,545 of the Company's Ordinary Shares. The rights were distributed to the shareholders of record of the Company on
          December 20, 2005 (the record date), and to certain employees who on the record date held options to purchase the Company's Ordinary Shares under share option plans that entitle the option holders to participate in a rights offering. Each 138.98 Ordinary Shares and/or eligible employee options held on the record date entitled their holder to one right. The rights were exercisable until January 12,
          2006. Each right entitled its holder to purchase, at a subscription price of $0.1, 100 U.S. dollar denominated convertible debentures.

          In connection with the exercise of the rights, the Company issued
          48,169,300 convertible debentures, with each debenture of $1.00 in principal amount, or total of $48,169 principal amount of debentures, which bear annual interest at the rate of 5%. The principal of the debentures, together with accrued interest, is payable in one installment on January 12, 2012.

          The debentures are convertible into the Company's Ordinary Shares at a rate of one ordinary share per $1.10 aggregate principal amount of debentures. The conversion price was subject to downward adjustment under certain circumstances in which the Company would have sold securities in financings at a price per share which was lower than the conversion price, provided that such financings closed, or agreements for such financings were signed, through December 2006. As of the balance sheet date no such adjustment was or will be required and the downward adjustment mechanism has expired.

          Subject to the Facility Agreement, the Company may at its option announce the early redemption of the debentures, provided that the outstanding aggregate balance of principal on account of the debentures is equal to or less than $500.

          The debentures are listed and quoted on the NASDAQ Capital Market and the Tel Aviv Stock Exchange.

          Certain of the Company's Equity Investors and Wafer Partners invested
          $27,811 in the framework of the rights offering.

          The debentures and interest thereon are unsecured and rank behind the
          Company's existing and future secured indebtedness, including indebtedness to the Banks under the Facility Agreement, to the government of Israel in connection with grants the Company received under its approved enterprise programs and to Siliconix and SanDisk.

          If on the payment date of the principal and interest on the debentures, there exists an infringement of certain covenants and conditions under the Facility Agreement, the date for payment of the interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled. See Note 19F for the presentation of the rights offering in accordance with U.S. GAAP.

                                     F - 54

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     J.   2006 PUBLIC OFFERING

          In June 2006 the Company completed an underwritten public offering of the Company's securities on the Tel-Aviv Stock Exchange resulting in immediate gross proceeds of approximately NIS 140,000,000
          (approximately $31,000). In the offering, 78,000 Units were sold at a price per Unit of NIS 1,785 (approximately $0.4). Each Unit consisted of (i) convertible debentures in the face amount of NIS 2,100
          (approximately $0.47), (ii) five options each exercisable for the three months ended September 27, 2006 for NIS 100 principal amount of convertible debentures at an exercise price equal to 85% of their face amount, linked to the Israeli Consumer Price Index ("CPI"), (iii) 140
          warrants each exercisable for the three months ended September 27,
          2006 for one ordinary share of the Company at a price of NIS 6.75
          (approximately $0.00157, linked to the CPI and (iv) 70 warrants each exercisable for three years ending on June 28, 2009 for one ordinary share of the Company at a price of NIS 7.40 (approximately $0.00175), linked to the CPI. The convertible debentures are convertible into the
          Company's Ordinary Shares at a conversion rate of one ordinary share per NIS 8.40 (approximately $0.00199) principal amount of convertible debentures. The convertible debentures carry a zero coupon with principal payable at maturity in December 2011, at a premium of 37%
          over face value, linked to the CPI. The conversion price is subject to reduction in certain limited circumstances.

          In accordance with Standard No. 22, the proceeds were allocated to each of the Unit's components based on relative fair values in the first 2 days of trading. After allocation, each of the components is classified as either equity or liability based on the criteria prescribed in Standard No. 22.

          In addition, the Company issued 300 such units in consideration for
          NIS 526,000 through a private placement to its market maker in connection with said offering.

          The offering was made in Israel to Israeli residents only. The securities offered were not registered under the Securities Act and may not be sold in the U.S. or to U.S. persons absent registration or an applicable exemption.

          Through September 2006, 391,500 options to purchase convertible debentures described in (ii) above were exercised and 350,000 short term warrants described in (iii) above were exercised into Ordinary
          Shares, totaling in proceeds of approximately $8,000.

          See Note 19F for the accounting for the public offering in accordance with U.S. GAAP.

                                     F - 55

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - SHAREHOLDERS' EQUITY (cont.)

     K.   2006 PRIVATE PLACEMENT

          In November 2006, the Company received and accepted orders from
          Israeli investors in private placements for (i) 58,150 units, each comprised of 100 Ordinary Shares and 50 warrants ("Series 5
          Warrants"), which were sold at a price of NIS 759 (approximately
          $0.177) per unit and (ii) 58,000 units, each comprised of 100 Ordinary
          Shares and 40 Series 5 Warrants, which were sold at a price of NIS 850
          (approximately $0.198) per unit. The price of the Ordinary Shares included in the units was equal to the closing price of the Company's shares on the Tel-Aviv Stock Exchange prior to each of the relevant private placements. Total immediate gross proceeds amounted to approximately $22,000.

          Under Israeli securities laws, the securities were subject to a statutory lock-up. Further to the Company's undertaking to allow for removal of the statutory lock-up, the Company filed a prospectus with the Israel Securities Authority. Such prospectus was published in
          December 2006.

          Each of the Series 5 Warrants is exercisable at any time during a period of four years ending in December 2010 at a price per share equal to a 25% premium to the market price of the Company's shares at the date the prospectus is published. As of December 28, 2006, following the publication of the prospectus, the exercise price was finalized and determined to be NIS 9.48 (approximately $0.0022) linked to the CPI.

          In accordance with Standard no. 22, Series 5 Warrants have been classified as liability since it did not meet the equity
          classification criteria in the issuance date. As a result of the classification as liability, such warrants are marked to market to their fair value, with changes in fair value recorded in earnings.

NOTE 13 - INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

     A.   REVENUES BY GEOGRAPHIC AREA (as percentage of total sales)

                                             Year ended December 31,
                                      -------------------------------------
                                        2006           2005           2004
                                      -------        -------        -------

United States                              69%            64%            60%
Israel                                      7              7             20
Asia Pacific - primarily Taiwan            16             20             11
Europe                                      8              9              9
                                      -------        -------        -------
Total                                     100%           100%           100%
                                      =======        =======        =======

     B.   LONG-LIVED ASSETS BY GEOGRAPHIC AREA - Substantially all of the
          Company's long-lived assets are located in Israel.

                                     F - 56

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (cont.)

     C.   MAJOR CUSTOMERS (as percentage of total sales)

                                          Year ended December 31,
                                 ----------------------------------------
                                   2006            2005            2004
                                 --------        --------        --------

Customer A (related party)             23%             22%             24%
Customer B                             10              14               5
Customer C (related party)             10               7               1
Customer D                              5               2              17

Other customers (*)                    25              15              17

          (*)  Represents sales to five different customers each of whom accounted for between 2% and 9% of sales during 2006; to four different customers each of whom accounted for between 3% and 5%
               of sales during 2005 and to three customers accounted for between
               3% and 8% of sales during 2004.

          As of December 31, 2006 and 2005, the above major customers constituted the majority of the trade accounts receivable reflected on the balance sheets.

NOTE 14 - FINANCING EXPENSES, NET

     Financing expenses, net consist of the following:

                                                                               Year ended December 31,
                                                                      ----------------------------------------
                                                                        2006            2005            2004
                                                                      --------        --------        --------

Financial expenses (primarily bank loans interest)                    $(39,917)       $(36,103)       $(28,257)
Expenses in relation to convertible debentures (primarily
interest and discount amortization expenses)                            (9,913)           (741)         (2,685)
                                                                      --------        --------        --------
                                                                       (49,830)        (36,844)        (30,942)

Financing income (primarily bank deposit interest)                       1,682           1,193           1,197
                                                                      --------        --------        --------
Financing expense, net                                                $(48,148)       $(35,651)       $(29,745)
                                                                      ========        ========        ========

NOTE 15 - OTHER INCOME, NET

     In December 2004, the Company entered into a definitive agreement to sell all of its holdings in Saifun Semiconductors Ltd. ("Saifun"), an Israeli
     company which designs and develops memory designs, to a U.S. based private equity investor in consideration for $38,677. In December 2004, shareholders of Saifun exercised their right of first refusal, and accordingly purchased the shares from the Company for said amount. The net gain from the sale of Saifun's shares amounted to $32,377.

                                     F - 57

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 16 - INCOME TAXES

     A.   APPROVED ENTERPRISE STATUS

          Substantially all of the Company's existing facilities and other capital investments through December 31, 2005 have been granted approved enterprise status, as provided by the Israeli Law for the
          Encouragement of Capital Investments - 1959 ("Investments Law") (see
          Note 5B).

          The tax benefits derived from approved enterprise status relate only to taxable income attributable to each approved enterprise investments program. Pursuant to the Investments Law and the approval
          certificates, the Company's income attributable to its various approved enterprise investments is taxed at a rate of up to 25%
          through 2012. Taxable income attributable to the Fab 2 approved program shall be tax-exempt for the first two years it arises. The portion of the Company's taxable income that is not attributable to approved enterprise investments is taxed at a rate of 31% in 2006
          (regular "Company Tax"). The regular Company Tax rate is to be gradually reduced to 25% until 2010.

          The tax benefits are also conditioned upon fulfillment of the requirements stipulated by the Investments Law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event of a failure by the Company to comply with these conditions, the tax benefits could be canceled, in whole or in part, and the Company would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments. In management's opinion, the Company has been in compliance with the conditions through the approval date of the financial statements. See also Notes 5B and 11A(8).

                                     F - 58

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 16 - INCOME TAXES (cont.)

     B.   COMPONENTS OF DEFERRED TAX ASSET/LIABILITY

          The following is a summary of the components of the deferred tax benefit and liability reflected on the balance sheets as of the respective dates:

                                                                  As of December 31,
                                                             --------------------------
                                                               2006              2005
                                                             ---------        ---------

DEFERRED TAX BENEFIT - CURRENT
Amounts relating to employees benefits                       $   1,717        $     522
Other                                                              115               51
                                                             ---------        ---------
                                                                 1,832              573
Valuation allowance                                             (1,832)            (573)
                                                             ---------        ---------
Total current deferred tax benefit                           $       -        $       -
                                                             =========        =========

NET DEFERRED TAX BENEFIT - LONG-TERM
Deferred tax assets -
    Net operating loss carryforwards                         $ 174,000        $ 165,000
    Research and development                                     2,063            2,427
    Liability for employee rights upon severance                   656              957
                                                             ---------        ---------
                                                               176,719          168,384
Valuation allowance                                           (128,707)        (118,321)
                                                             ---------        ---------
                                                                48,012           50,063
Deferred tax liability - depreciation and amortization         (48,012)         (50,063)
                                                             ---------        ---------
Total net long-term deferred tax benefit                     $       -        $       -
                                                             =========        =========

     C.   EFFECTIVE INCOME TAX RATES

          The reconciliation of the statutory tax rate to the Company's effective tax rate is as follows:

                                                         Year ended December 31,
                                               ------------------------------------------
                                                 2006             2005             2004
                                               --------         --------         --------

Israeli statutory rate                              (31)%            (34)%            (35)%
Reduced tax rate for approved enterprise             11               14               15
Tax benefits for which deferred taxes
were not recorded                                    13               21               23
Permanent differences and other, net                  7               (1)              (3)
                                               --------         --------         --------
                                                      -%               -%               -%
                                               ========         ========         ========

     D.   NET OPERATING LOSS CARRYFORWARD

          As of December 31, 2006, the Company had net operating loss carryforwards for tax purposes of approximately $870,000, which may be carried forward for an unlimited period of time.

                                     F - 59

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 16 - INCOME TAXES (cont.)

     E.   FINAL TAX ASSESSMENTS

          The Company possesses final tax assessments through the year 1998. In addition, the tax assessments for the years 1999-2002 are deemed final.

NOTE 17 - FINANCIAL INSTRUMENTS

     A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that imposes on one entity a contractual obligation either to deliver or receive cash or another financial instrument to or from a second entity. Examples of financial instruments include cash and cash equivalents, trade accounts receivable, loans, investments, trade accounts payable, accrued expenses, options and forward contracts.

     The Company makes certain disclosures with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk, and the fair value of financial assets and liabilities.

     See Note 19D for disclosure related to the Company's derivatives financial instruments in accordance with U.S. GAAP.

     A.   HEDGING ACTIVITIES

          The Company, from time to time, enters into foreign currency derivatives to hedge its foreign currency exposure to equipment purchase commitments and other firm commitments denominated in foreign currency (primarily Japanese Yen and Euro). In that regard, the
          Company generally uses foreign currency forward contracts and options
          (zero-cost cylinder) as hedging instruments for foreign currency exposure. Accordingly, if the hedge is determined to be effective all changes in value attributed to spot rate fluctuations as well as the premium of forward contracts and the time value of options at inception are deferred until the hedged item is recognized (i.e., receipt of the equipment). The time value of options at inception is amortized on a straight-line basis.

          In addition, the Company, from time to time, enters into agreements to hedge variable interest rate exposure on long-term loans (see Note 8).
          In order to hedge the cash flow related to this exposure, the Company uses various types of derivative contracts, consisting primarily of interest rate caps, floors and collars. If the hedge is determined to be effective, the changes in the intrinsic value of the derivative contracts are deferred and recognized in results of operations as interest payments become due. The time value of options at inception is recognized in the results of operations on a straight-line basis.
          When the related debt is issued in connection with the acquisition of assets not yet placed into operations, interest costs and gains and losses on the derivative contracts are capitalized to the related asset.

          The Company does not hold or issue derivative financial instruments for non-hedging purposes.

                                     F - 60

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 17 - FINANCIAL INSTRUMENTS (cont.)

     B.   CREDIT RISK OF FINANCIAL INSTRUMENTS, INCLUDING DERIVATIVES

          The face or contract amounts of derivatives do not represent amounts exchanged by the parties and, accordingly, are not a measure of the exposure of the Company through its use of derivatives.

          The Company is exposed to credit-related losses in respect of derivative financial instruments in a manner similar to the credit risk involved in the realization or collection of other types of assets. In management's estimation, due to the fact that derivative financial instrument transactions are entered into solely with financial institution counterparties, it is not expected that such counterparties will fail to meet their obligations. Substantially all remaining financial instruments held by the Company are due from governmental entities and, accordingly, the Company's credit risk in respect thereof is negligible.

     C.   PRESENTATION OF HEDGING ACTIVITIES IN THE FINANCIAL STATEMENTS

          As of December 31, 2006 and 2005, the Company had outstanding agreements to hedge interest rate exposure on loans drawn down under the Facility Agreement, the aggregate amount of which was $207,000 and
          $292,000 respectively, all of which is attributable to Fab 2. These agreements resulted in 2006 in a gain of $880 and in 2005 and 2004, in a loss of $1,756 and $5,629, respectively.

     D.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The estimated fair values of the Company's financial instruments, excluding the Company's agreements to hedge interest rate exposure on long-term loans and long term convertible debentures did not materially differ from their respective carrying amounts as of
          December 31, 2006, 2005 and 2004. The fair value of the interest rate hedging transactions as of December 31, 2006 and 2005 would have resulted in an unrealized capitalizable gain of $1,790 and $1,767, respectively (as of December 31, 2004, an unrealized capitalizable loss of $2,406). The fair values of convertible debentures as of
          December 31, 2006, 2005 and 2004 were $126,048, $22,750 and $15,889, based on quoted market prices for the respective dates.

                                     F - 61

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 18 - RELATED PARTIES BALANCES AND TRANSACTIONS

     A.   BALANCES

                                                                      As of December 31,
                                                                  -------------------------
                                                                     2006           2005
                                                                  ---------       ---------

Trade accounts receivable                                         $  13,625       $   5,309
                                                                  =========       =========
Current liabilities, including current maturity of
long-term loans                                                   $   5,895       $     188
                                                                  =========       =========
Convertible debenture                                             $  24,500       $  25,493
                                                                  =========       =========
Long-term liability in respect of customers' advances             $  27,340       $  37,785
                                                                  =========       =========
Other long-term liabilities, including long-term loans from
related parties, net of current maturity                          $   9,279       $   1,102
                                                                  =========       =========
Capital note                                                      $ 100,000       $       -
                                                                  =========       =========

     B.   TRANSACTIONS

                                                                 Year ended December 31,
                                                         -----------------------------------------
                                                            2006            2005            2004
                                                         ---------       ---------       ---------

Revenues                                                 $  64,055       $  33,456       $  37,521
                                                         =========       =========       =========
Expenses paid                                            $     206       $      57       $     190
                                                         =========       =========       =========
Royalties received - Note 11D(2)                         $       -       $       -       $     875
                                                         =========       =========       =========
Application of customer advances towards purchases       $       -       $       -       $     445
                                                         =========       =========       =========
Equity conversion of customer advances - Note
11A(5)                                                   $   7,621       $   1,794       $     539
                                                         =========       =========       =========
Conversion of customer advances into Long-term
loans - Note 11A(5)                                      $   2,823       $     936       $     166
                                                         =========       =========       =========

     C.   For commitments, contingencies and other transactions relating to Fab
          2 Wafer Partner and Equity Investor agreements - see Note 11A.

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP

     With regard to the Company's financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following. See J below for the presentation of the Company's balance sheets as of December 31,
     2006 and 2005 in accordance with U.S. GAAP.

                                     F - 62

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     A.   INITIAL ADOPTION OF NEW PRONOUNCEMENTS BY THE FASB

          (1)  SFAS NO. 151 - INVENTORY COSTS, AN AMENDMENT OF ARB NO. 43,
               CHAPTER 4 - In November 2004, the FASB issued SFAS No. 151,
               "INVENTORY COSTS, AN AMENDMENT OF ARB NO. 43, CHAPTER 4". SFAS
               No. 151 amends the guidance in ARB 43, Chapter 4, "Inventory
               Pricing", which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. This Statement does not have a material effect on the Company's financial position or results of operations.

          (2)  SFAS NO. 123 (REVISED 2004) "SHARE BASED PAYMENTS" - In December
               2004, the FASB issued SFAS No. 123 (revised 2004) "SHARE BASED
               PAYMENTS" ("SFAS 123(R)"). This Statement is a revision of FASB
               Statement No. 123, "Accounting for Stock-Based Compensation",
               which supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its authoritative interpretations.

               SFAS 123(R) establishes standards for the accounting for
               transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

               SFAS 123(R) eliminates the alternative to use APB 25's intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires measuring the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The
               fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period (usually the vesting period).

               The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models
               adjusted for the unique characteristics of those instruments
               (unless observable market prices for the same or similar
               instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the
               modified award over the fair value of the original award
               immediately before the modification.

                                     F - 63

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     A.   INITIAL ADOPTION OF NEW PRONOUNCEMENTS BY THE FASB (cont.)

          (2)  SFAS NO. 123 (REVISED 2004) "SHARE BASED PAYMENTS" (CONT.)

               The provisions of SFAS 123(R) apply to all awards to be granted by the Company on or after January 1, 2006 and to awards
               modified, repurchased, or cancelled after that date. When
               initially applying the provisions of SFAS 123(R), in the first quarter of 2006, the Company was required to elect between using either the "modified prospective method" or the "modified
               retrospective method". Under the modified prospective method, the
               Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123(R) had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting. The Company elected the modified prospective method using graded vesting amortization.

          (3)  SFAS 153, EXCHANGE OF NON-MONETARY ASSETS - In December 2004, the
               FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets an amendment of APB No. 29". This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.
               This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.
               Retroactive application is not permitted. The adoption of this
               Standard does not affect the Company's financial position or results of operations.

          (4)  SFAS NO. 154, ACCOUNTING CHANGES AND ERROR CORRECTIONS - This
               Statement, published in May 2005, replaces APB Opinion No. 20,
               Accounting Changes, and FASB Statement No. 3, Reporting
               Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principles. This Statement applies to all voluntary changes in accounting principles, and to changes required by an accounting pronouncement in the unusual instance that the
               pronouncement does not include specific transition provisions.

                                     F - 64

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     A.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB (cont.)

          (5)  SFAS NO. 155. ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS
               - In February 2006, the FASB issued SFAS 155, "Accounting for
               Certain Hybrid Financial Instruments". Key provisions of SFAS 155 include: (1) a broad fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation; (2) clarification that only the simplest separations of interest payments and principal payments qualify for the exception afforded to interest-only strips and principal-only strips from derivative accounting under paragraph 14 of FAS 133 (thereby narrowing such exception); (3) a requirement that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation; (4) clarification that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) elimination of the
               prohibition on a QSPE holding passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. In general, these changes will reduce the operational complexity associated with bifurcating embedded derivatives, and increase the number of beneficial interests in securitization transactions, including interest-only strips and principal-only strips, required to be accounted for in accordance with FAS 133. Management does not believe that SFAS 155 will have a material effect on the
               financial condition, results of operations, or liquidity of the
               Company.

          (6)  FIN NO. 48. ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES - On July
               13, 2006, the FASB issued Interpretation No. 48, "Accounting for
               Uncertainty in Income Taxes - an interpretation of FASB Statement
               No. 109" ("FIN 48"), which clarifies the accounting for
               uncertainty in tax positions. This Interpretation requires recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the
               position. The provisions of FIN 48 are effective for the 2007 fiscal year with the cumulative effect of the change in
               accounting principle recorded as an adjustment to opening balance of retained earnings. Management does not believe that FIN 48 will have a material effect on the financial condition, results of operations, or liquidity of the Company.

          (7)  SFAS NO. 157. FAIR VALUE MEASUREMENT - In September 2006, the
               FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. Additionally, companies are required to provide
               enhanced disclosure regarding financial instruments in one of the categories (level 3), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for financial
               statements issued for fiscal years beginning after November 15,
               2007, and interim periods within those fiscal years. The
               Company's management believes that the adoption of SFAS No. 157 will not have a material impact on the Company's consolidated financial statements.

                                     F - 65

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     B.   PRESENTATION OF DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING
          DEPOSITS

          In accordance with U.S. GAAP, the Company's designated cash and short-term interest bearing deposits should be excluded from current assets and presented separately as a non-current asset. Accordingly, as of December 31, 2005, $31,661 was reclassified from current assets to a long-term asset.

     C.   PRESENTATION OF NET LONG-TERM LIABILITIES IN RESPECT OF EMPLOYEES

          Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset, while according to Israeli GAAP such an offset is required.
          Accordingly, as of December 31, 2006 an amount of $13,535 was reclassified from other long-term liabilities to long-term investments
          (as of December 31, 2005 - $13,658).

     D.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133)

          (1)  In 2001, the Company adopted SFAS No. 133, "Accounting for
               Derivative Instruments and Hedging Activities" and the related statements and interpretations thereon (collectively, "SFAS
               133"). A derivative is typically defined as an instrument whose value is derived from an underlying instrument, index or rate, has a notional amount, requires no or little initial investment and can be net settled.

               SFAS 133 requires that all derivatives be recorded in the
               financial statements at their fair value at the date of the financial statements. The changes in the fair value of the derivatives are charged to the statement of operations or to other comprehensive income, as appropriate in the circumstances.
               The Company's derivatives consist mainly of foreign currency forward transactions and options and interest rate instruments
               (collars).

          (2)  The Company uses foreign exchange agreements (forward contracts and options) to hedge its foreign currency exposure in
               anticipated equipment purchases denominated in foreign currency.
               All foreign exchange agreements are with underlying terms that match or approximate the hedged transactions and thus are highly effective. The Company measures the effectiveness of the forward hedge contracts based on forward rates. The Company assesses and measures the effectiveness of the options hedge, at inception and throughout the hedge, based on total changes in cash flows. All changes in fair value are reported in other comprehensive income.
               The amounts accumulated in other comprehensive income are
               expensed to results of operations concurrent with the recognition of depreciation expenses on the equipment. As of December 31,
               2006 and 2005, the Company had no outstanding foreign exchange agreements.

                                     F - 66

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     D.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133) (cont.)

          (2)  (cont.)

               The Company uses interest rate collars with a knock-out and knock-in features to hedge its LIBOR-based variable long-term debt cash flow exposure. The knock-out feature was set above the cap level and the knock-in feature was set below the floor level.
               The Company determined that the probability that the cap will be knocked-out is remote and thus expected that the hedge will be highly effective. The Company assessed and measured the
               effectiveness of the hedge, at inception and throughout the hedge, based on total changes in cash flows of the collar, and reported changes in fair value in other comprehensive income.
               Amounts presented in other comprehensive income are reclassified to operations or capitalized to property and equipment, as applicable (see Note 2M), as interest payment become due. For outstanding contracts as of December 31, 2006 and 2005, see Note
               17C.

          (3)  Following the commencement of operations of Fab 2 during 2003,
               $6,641 of the aggregate comprehensive loss as of June 30, 2003, which is attributable to property and equipment, is amortized on a straight-line method over five years, in correspondence to the estimated economic lives commonly used in the industry of the machinery and equipment.

          (4)  Complying with SFAS 133 with respect to the Company's hedging transactions as of December 31, 2006 would have resulted in: an increase in other long-term investments in the amount of $1,790;
               a decrease (for U.S. GAAP purposes only) in other comprehensive loss for the year ended December 31, 2006 in the net amount of
               $1,351; an accumulated other comprehensive loss component of equity balance as of such date in the amount of $203; and in a decrease of $1,993 in property and equipment, net as of December
               31, 2006.

                                     F - 67

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     E.   IMPLEMENTATION OF SFAS 123 AND SFAS 148

          Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates for awards made through December 31, 2005 in accordance with SFAS 123, as amended by
          SFAS 148, the Company's pro forma loss and loss per share would have been as follows (for further information with regard to the Company's share option plans and the assumptions for utilizing the Black-Scholes pricing model, see Note 12B(4)):

                                                    Year ended December 31,
                                                  --------------------------
                                                     2005             2004
                                                  ---------        ---------

PRO FORMA LOSS
Loss for the year, as reported according to
U.S. GAAP (see K below)                           $(203,082)       $(137,768)
Add - stock-based compensation
determined under SFAS 123                            (4,229)          (3,980)
                                                  ---------        ---------
Pro forma loss                                    $(207,311)       $(141,748)
                                                  =========        =========

BASIC LOSS PER SHARE
As reported according to U.S.
GAAP (see M below)                                $   (3.06)       $   (2.13)
                                                  =========        =========

Pro forma                                         $   (3.12)       $   (2.19)
                                                  =========        =========

     F.   ISSUANCE OF CONVERTIBLE DEBENTURES

          Under Accounting Principles Board Opinion No. 14 ("APB 14"), the
          proceeds from the sale of the securities in January 2002 are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli GAAP such treatment was not required. Complying with APB 14, based on the average market value of each of the components issued in the first three days following their issuance (in January 2002), would have resulted in an increase in shareholders' equity as of the issuance date in the amount of $2,363
          (net of $196 related issuance expenses), and a decrease in convertible debentures as of such date in the amount of $2,559. The additional accumulated effect of amortization of the discount on the convertible debentures under U.S.GAAP as of December 31, 2006 would have been
          $1,142. Commencing with the adoption of Standard No. 22 in January
          2006, allocation of proceeds in a unit, to its components, is based on relative fair values under Israeli GAAP as well as under U.S. GAAP.

                                     F - 68

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     F.   ISSUANCE OF CONVERTIBLE DEBENTURES (Cont.)

          Under U.S. GAAP, convertible debentures have to be evaluated to determine if they contain embedded derivative that warrant bifurcation. Conversion feature embedded in convertible debentures will need to be evaluated as to whether they can be classified as equity based on the criteria established in EITF Issue 00-19 and 05-2.
          The Company evaluated the conversion features embedded in its debentures (i.e., sale of convertible debentures in 2002 - "2002 debentures", sale of convertible debentures in 2005 "2005 debentures"
          and sale of convertible debentures in 2006 "2006 debentures") and concluded that the conversion feature embedded in the 2005 and 2006 debentures warrant bifurcation while the conversion feature embedded in the 2002 debentures is scoped out (for the discussion on the accounting for the debentures under Israeli GAAP see Note 2H.

          2002 DEBENTURES:

          Under U.S. GAAP, the equity component, in the amount of $1,681, classified in equity under Israeli GAAP was reclassified to liability.

          2005 DEBENTURES:

          Under U.S. GAAP, the equity component, in the amount of $12,520 classified as equity under Israeli GAAP was reclassified to liability and the conversion feature was bifurcated from the debt host and marked to market through earnings. The initial amount allocated to the bifurcated conversion feature was determined using the "with and without" method based on the fair value of the embedded derivative prescribed in DIG Issue B6.

          2006 DEBENTURES:

          Under U.S. GAAP, the equity component, in the amount of $6,018, classified in equity under Israeli GAAP was reclassified to liability.
          The conversion feature was bifurcated from the debt host and marked to market through earnings. The amount allocated to the bifurcated conversion feature was determined using the "with and without" method.

          All the above resulted as of December 31, 2006 mainly in an increase in convertible debentures in the amount of $21,688; a decrease in the shareholder's equity in the amount of $20,876 and an increase in other assets in the amount of $834. The company's loss for the year ended
          December 31, 2006 would have increased in the amount of $3,973.

     G.   2006 PRIVATE PLACEMENT

          Under U.S. GAAP series 5 warrants were initially recorded as liability due to the ratchet provision included in them. Upon registering such warrants the ratchet expired and the series 5 warrants were eligible for equity classification based on the criteria in EITF 00-19.
          Complying with the above, would have resulted as of December 31, 2006 mainly in a decrease in other long term liabilities and an increase in the shareholder's equity in the amount of $3,088.

                                     F - 69

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     H.   EMPLOYEE STOCK BASED COMPENSATION

          The Company adopted, effective January 1, 2006, SFAS 123R according to which the compensation expense related to employee and directors share option awards would have been resulted in an increase in the compensations expenses for the year ending December 31, 2006 in the amount of $1,513. The Company elected the modified prospective method as its transition method. The adoption of SFAS 123R for U.S. GAAP along with the adoption of Standard no. 24 for Israeli GAAP, decreased the potential differences between U.S. GAAP and Israeli GAAP as it related to stock based compensation.

     I.   FACILITY AGREEMENT

          Under U.S. GAAP the debt modification under the September 2006
          Amendment is considered troubled debt restructuring within the scope of FASB No. 15 ACCOUNTING BY DEBTORS AND CREDITORS FOR TROUBLED DEBT
          RESTRUCTURINGS which requires the following: (i) the amount considered settled for shares and classified in equity is based on the price per share as quoted at the closing date;(ii) the remaining balance after deduction of the amount used as proceeds for the share issuance in 1 above, will remain outstanding;(iii) a new, lower effective interest rate will be calculated as the interest rate that equates future payments to the outstanding balance; and (iv) no gains or losses are recognized in the current period.

          Under U.S. GAAP the debt modification under the Amendment is considered to include an embedded derivative that should be separately accounted for. The Company considered the obligation to issue shares as agreed with the Banks and determined that it contains two components (i) a contingent component and (ii) an uncontingent component. The contingent component is the obligation to issue shares equal to half of the amount of the Decreased Amount if the Fourth
          Quarter 2010 Price is less than $3.49. The uncontingent component is the obligation to issue shares equal to half of the Decreased Amount regardless of the Fourth Quarter 2010 Price. The Company accounted for the uncontingent component as an additional interest expense and calculated the effective interest rate to include such expense. The
          Company treated the uncontingent component as an embedded derivative that needs to be bifurcated and separately accounted for based on fair value. Initial separation of the embedded derivative will be done using the "with and without" method described in DIG Issue B6. Changes in the fair value of the embedded derivative will be included in financing expenses. All the above resulted in a decrease of $75,483 in the shareholders equity for the year ended December 31, 2006 and an increase of the same amount in the long-term loans from the banks as of December 31, 2006.

                                     F - 70

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     J.   BALANCE SHEETS IN ACCORDANCE WITH U.S. GAAP

                                                                                      AS OF DECEMBER 31, 2006                           AS OF DECEMBER 31, 2005
                                                                             ------------------------------------------        -------------------------------------------
                                                                 U.S.         AS PER                            AS PER           AS PER                           AS PER
                                                                GAAP          ISRAELI          ADJUST-           U.S.           ISRAELI          ADJUST-           U.S.
                                                               REMARK          GAAP             MENTS            GAAP            GAAP             MENTS            GAAP
                                                             ---------       ---------        ---------       ---------        ---------        ---------        ---------

A S S E T S

   CURRENT ASSETS
     CASH AND CASH EQUIVALENTS                                               $  39,710                        $  39,710        $   7,337                         $   7,337
     SHORT-TERM INTEREST-BEARING DEPOSITS                                        1,230                            1,230                -                                 -
     DESIGNATED CASH AND SHORT-TERM INTEREST -
      BEARING DEPOSITS                                               B               -                                -           31,661          (31,661)               -
     TRADE ACCOUNTS RECEIVABLE :
      RELATED PARTIES                                                           13,625                           13,625            5,309                             5,309
      OTHERS                                                                    17,873                           17,873           11,467                            11,467
     OTHER RECEIVABLES                                                           5,425                            5,425            9,043                             9,043
     INVENTORIES                                                                41,101                           41,101           24,376                            24,376
     OTHER CURRENT ASSETS                                                        1,473                            1,473            1,048                             1,048
                                                                             ---------        ---------       ---------        ---------        ---------        ---------
       TOTAL CURRENT ASSETS                                                    120,437                -         120,437           90,241          (31,661)          58,580
                                                                             ---------        ---------       ---------        ---------        ---------        ---------
   LONG-TERM INVESTMENTS                                           C,D               -           15,325          15,325                -           15,425           15,425
                                                                             ---------        ---------       ---------        ---------        ---------        ---------
   PROPERTY AND EQUIPMENT, NET                                     D,F         532,954           (1,745)        531,209          510,645           (3,291)         507,354
                                                                             ---------        ---------       ---------        ---------        ---------        ---------

   DESIGNATED CASH AND SHORT-TERM
      INTEREST-BEARING DEPOSITS                                      B               -                -               -                -           31,661           31,661
                                                                             ---------        ---------       ---------        ---------        ---------        ---------

   INTANGIBLE ASSETS, NET                                                       44,981                           44,981           61,441                            61,441
                                                                             ---------        ---------       ---------        ---------        ---------        ---------

   OTHER ASSETS, NET                                                 F           1,346              834           2,180           16,359             (196)          16,163
                                                                             =========        =========       =========        =========        =========        =========

        TOTAL ASSETS                                                         $ 699,718        $  14,414       $ 714,132        $ 678,686        $  11,938        $ 690,624
                                                                             =========        =========       =========        =========        =========        =========

LIABILITIES AND
SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES
     CURRENT MATURITIES OF LONG TERM DEBT                                    $       -                        $       -        $  21,103                         $  21,103
     CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                    F           6,632              270           6,902            6,453             (640)           5,813
     TRADE ACCOUNTS PAYABLE                                                     55,128                           55,128           59,741                            59,741
     OTHER CURRENT LIABILITIES                                                  22,096                           22,096            8,972                             8,972
                                                                             ---------        ---------       ---------        ---------        ---------        ---------
        TOTAL CURRENT LIABILITIES                                               83,856              270          84,126           96,269             (640)          95,629
   LONG-TERM DEBT FROM BANKS                                         I         356,947           75,483         432,430          497,000                           497,000

   CONVERTIBLE DEBENTURES                                            F          62,175           21,688          83,863           19,358           23,574           42,932

   LONG-TERM CUSTOMERS' ADVANCES                                                46,042                           46,042           59,621                            59,621

   OTHER LONG-TERM LIABILITIES                                     C,G          17,708           10,447          28,155           11,012           13,658           24,670
                                                                             ---------        ---------       ---------        ---------        ---------        ---------
        TOTAL LIABILITIES                                                      566,728          107,888         674,616          683,260           36,592          719,852
                                                                             ---------        ---------       ---------        ---------        ---------        ---------

   CONVERTIBLE DEBENTURES                                            F               -                -               -           25,493          (25,493)               -
                                                                             ---------        ---------       ---------        ---------        ---------        ---------

   SHAREHOLDERS' EQUITY (DEFICIT)
     ORDINARY SHARES, NIS 1 PAR VALUE -
     AUTHORIZED 800,000,000 AND 500,000,000
     SHARES RESPECTIVELY; ISSUED 102,052,767
     AND 68,232,056 SHARES, RESPECTIVELY                                        24,187                           24,187           16,548                            16,548
     ADDITIONAL PAID-IN CAPITAL                                    F,G         564,580            6,404         570,984          522,237            2,363          524,600
     CAPITAL NOTES                                                             176,401                          176,401
     EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
      AND CUMULATIVE STOCK BASED COMPENSATION                      F,H          23,576          (18,706)          4,870              (26)                              (26)
     ACCUMULATED OTHER COMPREHENSIVE LOSS                            D               -             (203)           (203)               -           (1,554)          (1,554)
     ACCUMULATED DEFICIT                                         F,H,I        (646,682)         (80,969)       (727,651)        (559,754)              30         (559,724)
                                                                             ---------        ---------       ---------        ---------        ---------        ---------
                                                                               142,062          (93,474)         48,588          (20,995)             839          (20,156)
     TREASURY STOCK, AT COST - 1,300,000 SHARES                                 (9,072)               -          (9,072)          (9,072)               -           (9,072)
                                                                             ---------        ---------       ---------        ---------        ---------        ---------
        TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                   132,990          (93,474)         39,516          (30,067)             839          (29,228)
                                                                             =========        =========       =========        =========        =========        =========

        TOTAL LIABILITIES AND
            SHAREHOLDERS' EQUITY                                             $ 699,718        $  14,414       $ 714,132        $ 678,686        $  11,938        $ 690,624
                                                                             =========        =========       =========        =========        =========        =========

                                     F - 71

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     K.   STATEMENTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP

          Complying with FASB No. 15 (I above), SFAS 133 (D above), APB 14 (F above) and SFAS 123R (H above) would have resulted in an increase in the loss for the year ended December 31, 2006 in the amount of
          $80,999, mainly due to the difference in accounting for the debt modification under Israeli GAAP. Giving effect to all the above, the loss for the year ended December 31, 2006 would be $167,927. No material effect on the result of operation for the years ended
          December 31, 2005 and 2004.

     L.   COMPREHENSIVE INCOME (LOSS) IN ACCORDANCE WITH U.S. GAAP (SFAS 130)

          Comprehensive income (loss) represents the change in shareholder's equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that under U.S. GAAP are included in comprehensive income but excluded from net income.
          Following are statements of comprehensive loss in accordance with U.S.
          GAAP:

                                                         Year ended December 31,
                                               -------------------------------------------
                                                  2006             2005             2004
                                               ---------        ---------        ---------

Loss for the year according to U.S. GAAP       $(167,927)       $(203,082)       $(137,768)

Other comprehensive loss:
Amortization of unrealized
losses on derivatives                              1,328            1,328            1,328
Unrealized gains on derivatives                       23            4,173            7,514
                                               ---------        ---------        ---------
Net comprehensive loss for the year            $(166,576)       $(197,581)       $(128,926)
                                               =========        =========        =========

                                     F - 72

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     M.   LOSS PER SHARE DATA IN ACCORDANCE WITH U.S. GAAP (SFAS 128)

          In accordance with U.S. GAAP, SFAS 128, the basic and diluted loss per share would be:

                                      Year ended December 31,
                             ----------------------------------------
                               2006            2005            2004
                             --------        --------        --------

Basic loss per share         $  (2.03)       $  (3.06)       $  (2.13)
                             ========        ========        ========

Diluted loss per share       $  (2.03)       $  (3.06)       $  (2.13)
                             ========        ========        ========

          The following tables provide the numerators and denominators of the basic and diluted per share computations for 2006, 2005,and 2004 in accordance with U.S. GAAP. The loss per share for 2006, 2005 and 2004 according to U.S. GAAP differs from the corresponding amount under
          Israeli GAAP due to different methods for determining the loss used to compute loss per share.

          RECONCILIATION FOR 2006:

                                                       Year ended December 31, 2006
                                                ------------------------------------------
                                                                  Shares
                                                  Loss         (in thousands)    Per-share
                                               (Numerator)     (Denominator)       Amount
                                                ---------        ---------       ---------

BASIC LOSS PER SHARE
Loss available to ordinary shareholders         $(167,927)          82,581       $   (2.03)

EFFECT OF DILUTIVE SECURITIES
Convertible debentures                                  -                -               -
Options and warrants                                    -                -               -
                                                ---------        ---------       ---------

DILUTED LOSS PER SHARE
Loss available to ordinary
   shareholders after assumed conversions       $(167,927)          82,581       $   (2.03)
                                                =========        =========       =========

          Options and warrants to purchase 43,842,508 Ordinary Shares at an average exercise price of $1.92 per share were outstanding as of
          December 31, 2006 but were not included in the computation of diluted loss per share because their effect was anti-dilutive. Convertible debentures, convertible into 53,314,471 Ordinary Shares, were outstanding as of December 31, 2006 but were not included in the computation of diluted loss per share since their effect is anti-dilutive. Capital notes, convertible into 117,763,158 Ordinary
          Shares, were outstanding as of December 31, 2006 but were not included in the computation of diluted loss per share since their effect is anti-dilutive.

                                     F - 73

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     M.   LOSS PER SHARE DATA IN ACCORDANCE WITH U.S. GAAP (SFAS 128) (cont.)

     RECONCILIATION FOR 2005:

                                                          Year ended December 31, 2005
                                                    ---------------------------------------
                                                                       Shares
                                                       Loss       (in Thousands)  Per-share
                                                    (Numerator)    (Denominator)    amount
                                                    ---------        ---------    ---------

BASIC LOSS PER SHARE
Loss available to ordinary shareholders             $(203,082)          66,371    $   (3.06)

EFFECT OF DILUTIVE SECURITIES
Convertible debentures                                      -                -            -
Options and warrants                                        -                -            -
                                                    ---------        ---------    ---------

DILUTED LOSS PER SHARE
Loss available to ordinary shareholders after
assumed conversions                                 $(203,082)          66,371    $   (3.06)
                                                    =========        =========    =========

          Options and warrants to purchase 28,437,207 Ordinary Shares at an average exercise price of $4.23 per share were outstanding as of
          December 31, 2005 but were not included in the computation of diluted loss per share because their effect was anti-dilutive. Convertible debentures, convertible into 25,872,523 Ordinary Shares, were outstanding as of December 31, 2005 but were not included in the computation of diluted loss per share since their effect is anti-dilutive.

     RECONCILIATION FOR 2004:

                                                            Year ended December 31, 2004
                                                    ------------------------------------------
                                                                       Shares
                                                       Loss        (in Thousands)    Per-share
                                                   (Numerator)     (Denominator)       amount
                                                    ---------        ---------       ---------

BASIC LOSS PER SHARE
Loss available to ordinary shareholders             $(137,768)          64,633       $   (2.13)

EFFECT OF DILUTIVE SECURITIES
Convertible debentures                                      -                -               -
Options and warrants                                        -                -               -
                                                    ---------        ---------       ---------

DILUTED LOSS PER SHARE
Loss available to ordinary Shareholders after
assumed conversions                                 $(137,768)          64,633       $   (2.13)
                                                    =========        =========       =========

               Options and warrants to purchase 17,374,088 Ordinary Shares at an average exercise price of $6.61 per share were outstanding as of
               December 31, 2004 but were not included in the computation of diluted loss per share because their effect was anti-dilutive.
               Convertible debentures, convertible into 2,697,068 Ordinary
               Shares, were outstanding as of December 31, 2004 but were not included in the computation of diluted loss per share since their effect is anti-dilutive.

                                     F - 74

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     N.   STATEMENTS OF CASH FLOWS IN ACCORDANCE WITH U.S. GAAP (SFAS 95)

          Complying with SFAS 95 would not have materially affected the cash flows of the Company for each of the years ended December 31, 2006,
          2005 and 2004.